Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Healthereum LLC
106 E Lincolnway Ste 307
Cheyenne, WY 82001
https://healthereum.com/

Up to $1,070,000.00 in HLTH Non-Voting Unit
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Healthereum LLC
Address: 106 E Lincolnway Ste 307, Cheyenne, WY 82001
State of Incorporation: WY
Date Incorporated: June 26, 2018

Terms:

HLTH Non-Voting Unit

Maximum 10,700,000* HLTH Non-Voting Units, deliverable in the form of tokens ("Healthereum Tokens") or ("HLTH") ($1,070,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 100,000 HLTH Non-Voting Units, deliverable in the form of tokens ("Healthereum Tokens") or ("HLTH") ($10,000)

Type of Security Offered: HLTH Non-Voting Units, deliverable in the form of tokens ("Healthereum Tokens") or ("HLTH")

Purchase Price of Security Offered: $0.10

Minimum Investment Amount (per investor): $100

Terms of Tokens

HLTH Non-Voting Units ("Healthereum Tokens") or ("HLTH")

Description: The HLTH Tokens will represent a single HLTH Non-Voting Unit of of the company, with rights and preferences as designated in the Operating Agreement and summarized in the Offering Document.

- **Blockchain:** ethereum (proof of authority consortium network)
- **Exchanges:** We currently intend listing the token on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

Material Terms:

- **Voting Rights:** None, except as required by law
- **Restrictions on Transfer:** 1 year from the closing of this Offering
- **Dividends/Distributions:** Distributions on a pro-rata basis, based on the amount of all units outstanding
- **Redemption Rights:** None
- **Other:**

Please see Offering Document for complete set of rights and preferences.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. If development is not completed, investors will still receive membership interests in book-entry form. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Healthereum will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg CF campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg CF campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10,000 HLTH security tokens at $0.10 / token, you will receive 1000 HLTH security token bonus, meaning you'll own 11,000 tokens for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Healthereum LLC was originally formed in Delaware on 10/10/2017. It was continued in Wyoming on 6/26/2018.

Healthereum is global healthcare blockchain patient engagement platform to deliver a timely solution that incorporates an incentivization framework. By using smart contracts to track and reward healthy behavior, patient follow-up appointments, interactive adherence to treatment plans, and a highly efficient method for verifying the medical care received by the patient, Healthereum aims to reduce inefficiencies and improve patient interactions.

As such, Healthereum has created a Patient Engagement Management platform using a four-part application scheme known as the Healthmosphere: Miduso (Reward), Pulse (Survey), Hospital and Provider Enhancement (patient-centric checklists), and Verification (Claims). All applications are used with the public Ethereum blockchain.

Competitors and Industry

Current patient relationship management platforms exist that provides scheduling, insurance claims management, and some patient engagement services. These are traditional platforms that do not implement blockchain and have not been generally successful. Several healthcare blockchain companies exist in the field of medical data and telemedicine. Surveys are provided by several current vendors but delivery is fragmented and inefficient.

Current Stage and Roadmap

To tackle the broad scope of healthcare, Healthereum initially targets four core problems. The four suite of applications are being built to address each issue. Miduso and Pulse decentralized applications are at beta stage nearing full productive implementation. Pilot users are being accrued. Miduso and Pulse are using blockchain presently. Miduso is a downloadable application on both Google and iPhone. Pulse is a stand alone software platform. HPED is in very early stage and has been tested as an MVP concept. HPED is functional at this level for testing of concept purposes. Verify remains concept only and not been tested. Both HPED and Verify have UI/UX mockups developed to match the Miduso and Pulse experience.

The Team

Managers

Name: Steve Y. Chung, MD

Steve Y. Chung, MD's current primary role is with Illinois Urologic Health Surgeons, SC. Steve Y. Chung, MD currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Founder
  Dates of Service: October 10, 2017 - Present
  Responsibilities: Steve Y. Chung, MD is the CEO of Healthereum and Founder. He has held the position since formation of the company. His duties also include Manager of Healthereum LLC.

- **Position:** Manager
  Dates of Service: October 10, 2017 - Present
  Responsibilities: Managing Healthereum.

Other business experience in the past three years:

- **Employer:** Illinois Urologic Health Surgeons, SC
  Title: Partner

Dates of Service: September 05, 2005 - Present
Responsibilities: Provide urologic care to patients.

Name: Prasad Kothapalli

Prasad Kothapalli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO and Cofounder
  Dates of Service: March 30, 2018 - Present
  Responsibilities: Prasad's primary responsibility is to lead product development for wide scale use.

Other business experience in the past three years:

- **Employer:** SAP Labs LLC
  Title: Software Architect
  Dates of Service: August 01, 1998 - April 30, 2018
  Responsibilities: Prasad has been involved with product development from idea to full scale industry adoption. Having lived and worked in regions ranging from Asia pacific to Europe and Americas he brings unique skills in building and working with teams across geographies. Prasad has experience and has been involved with design and development of software that is used globally for over 20 years.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the HLTH security token should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in

the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any HLTH security token purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering HLTH security token in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Unit. Interest on debt securities could increase costs and negatively impact operating results. Preferred unit could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred unit could be more advantageous to those investors than to the holders of Common Unit. In addition, if we need to raise more equity capital from the sale of Common Unit, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational Healthereum Platform or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the beta stage of Miduso and Pulse and research and development stage of HPED and Verify. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The HLTH security token that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the security token we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, more traditionally established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Healthereum was formed on October 10, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Healthereum has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Healthereum is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. Healthereum is trademarked by the USPTO. It is trademarked only for USA.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), CMS (Centers for Medicare and Medicaid Services) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a blockchain-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Healthereum or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Healthereum could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our Members. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Members and will have no such right.

Healthcare Industry

The healthcare industry is a tightly regulated sector involving public, private, and government institutions. Adoption of new software and/or technology may face regulatory obstacles and hinder adoption. This could lead to failure of successful product launches and failure of Healthereum.

Blockchain Technology
The digital ledger technology carries enormous transformative potential, but several hurdles have to be overcome before full value realization. Some of the risks involve regulatory and legal environments which are still under development and as such are open for interpretation. Implementing and standardizing blockchain technology requires significant investment, including legacy system integration and retraining of the workforce where appropriate. A lack of real-world enterprise testing, and the rapid development of blockchain platforms make it difficult to stay ahead of the curve.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Steve Y. Chung, MD	49,900,000	Class A Voting Units	46.29
Steve Y. Chung, MD	510,000	Class B Voting Units	4.73
Steve Y. Chung, MD	4,100,000	HLTH Non-Voting Unit	0
Prasad Kothapalli	47,900,000	Class A Voting Units	44.43
Prasad Kothapalli	490,000	Class B Voting Units	4.55
Prasad Kothapalli	3,600,000	HLTH Non-Voting Unit	0

The Company's Securities

The Company has authorized Preferred Units, Class A Voting Units, Class B Voting Units, SAFT, SAFE, and HLTH Non-Voting Unit.

Preferred Units

The amount of security authorized is 200,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Units.

Material Rights

See below for a summary of material rights for all classes, listed under the Other Materail Terms for "**HLTH Non-Voting Units**".

Class A Voting Units

The amount of security authorized is 400,000,000 with a total of 97,800,000 outstanding.

Voting Rights

Holders of Class A Voting Units are entitled to one vote per unit.

Material Rights

See below for a summary of material rights for all classes, listed under the Other Materail Terms for "**HLTH Non-Voting Units**".

Class B Voting Units

The amount of security authorized is 200,000,000 with a total of 1,000,000 outstanding.

Voting Rights

Class B Voting Units are entitled to 10 votes per unit.

Material Rights

See below for a summary of material rights for all classes, listed under the Other Materail Terms for "**HLTH Non-Voting Units**".

SAFT

The security will convert into Hlth security token and the terms of the SAFT are outlined below:

Amount outstanding: $140,094.00
Maturity Date: June 01, 2019
Interest Rate: 0.0%
Discount Rate: 50.0%
Valuation Cap: $15,100,000.00
Conversion Trigger: Platform Launch

Material Rights

5M HLTH has been allocated for SAFT holders.

SAFE

The security will convert into Class a voting units and the terms of the SAFE are outlined below:

Amount outstanding: $52,000.00
Maturity Date: June 01, 2019
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $15,100,000.00
Conversion Trigger: Platform Launch

Material Rights

There are no material rights associated with SAFE.

HLTH Non-Voting Unit

The amount of security authorized is 200,000,000 with a total of 7,700,000 outstanding.

Voting Rights

There are no voting rights associated with HLTH Non-Voting Unit.

Material Rights

9.75M HLTH has been reserved for team and advisors who have been with the company for over a year. Vesting period is 12 months after start of crowdfunding.

166.8M HLTH will be reserved for future capital raises and shall be available for holders of Preferred Units who wish to convert to HLTH Units.

Distributions

Distributions of net cash or property, after payment of due and payable indebtedness and replenishment of operating reserves, to the extent there are any, will be made at such time and in such amounts as determined by the Manager in its sole and absolute discretion. Any such distributions will be in accordance with the following:

(a) To the extent that the Company distributes available net cash, including net cash flow from the Company's operations and net proceeds from a capital event with respect to any given Property, as determined by the Manager in its sole discretion, such proceeds shall be distributed, net of any expenses of the Company that may be paid out of such cash flow or proceeds, as follows:

(i) First, one hundred percent (100%) First, 100% of such proceeds respectively to the holders of Preferred Units, the Class A/Class B Voting Units and HLTH Non-Voting Units on a pro rata bases, until the holders of Preferred Units, Class A/ Class B Voting Units and HLTH Non-Voting Units receive an amount equal to their aggregate Capital Contributions; and

(ii) Thereafter, ninety-nine percent (99%) to, respectively, holders of Preferred Units, Class A/Class B Voting Units and HLTH Non-Voting Units in proportion to the number of Preferred Units, Class A/Class B Voting Units and HLTH Non-Voting Units held by each of them.

Allocation of Profit and Loss

After giving effect to the special allocations set forth in Section 6.05 hereof, Profit and Loss will be allocated among the Members in accordance with the following:

(a) Profit. Profit will be allocated in the following order of priority:

(i) First, to Preferred, then Class A/Class B Voting Members and then HLTH Non-Voting Members in proportion to and to the extent of prior allocations of Loss and then

(ii) Thereafter, ninety-nine percent (99%) to respectively to the holders of Preferred Units, the Class A/Class B Voting Units and HLTH Non-Voting Units on a pro rata bases in proportion to the number of Preferred Units, Class A/Class B Voting Units or HLTH Non-Voting Units held by each of them.

(b) Losses. Losses will be allocated to first to HLTH Non-Voting Members, then Class A/Class B Voting Members and Preferred Members to the extent of and in proportion to the prior allocation of Profit made in accordance with subparagraph 6.01(a)(ii) of this Agreement, but only to the extent such Profits were not distributed.

Liquidation

The Manager may determine to engage in a liquidation of the Company (a "Liquidation") upon a sale, transfer, conveyance or other disposition of all or substantially all of the Properties or other assets or business of the Company, provided that, (i) a consolidation with a wholly owned subsidiary of the Company, (ii) a merger effected exclusively to change the domicile of the Company, or (iii) an equity financing in which the Company is the surviving corporation, will not be deemed a Liquidation. Any Liquidation will be conducted as follows: An accounting of the assets, liabilities and operations of the Company through the last day of the month in which such Liquidation occurred will be made, and the affairs of the Company will be wound up and terminated. The Class A/Class B Voting Members, by unanimous consent, must appoint one or more of such Members to serve as the liquidating trustee of the Company. The liquidating trustee is responsible for winding up and terminating the affairs of the Company and will determine all matters in connection therewith (including, without limitation, the arrangements to be made with creditors, to what extent and under what terms the assets of the Company are to be sold, and the amount or necessity of cash reserves to cover contingent liabilities) as the liquidating trustee deems advisable and proper; provided, however, that all decisions of the liquidating trustee will be made in accordance with the fiduciary duty owed by the liquidating trustee to the Company and each of the Members. The liquidating trustee will thereafter liquidate the assets of the Company as promptly as is consistent with obtaining the fair value thereof and the proceeds therefrom, to the extent sufficient therefor, will be applied and distributed in the following order:

(i) to the payment and discharge of all of the Company's debts and liabilities to creditors (including any accrued but unpaid management fees and any other liabilities to Members who are creditors) in the order of priority as provided by law; and

(ii) the balance, if any, to the holders of Preferred Units, Class A/Class B Voting Units and then HLTH Non-Voting Units in proportion to their Capital Contributions.

FOR A COMPLETE SET OF RIGHTS AND PREFERENCES, SEE THE OPERATING AGREEMENT OF HEALTHEREUM, LLC, ATTACHED AS EXHIBIT F TO THE OFFERING DOCUMENT.

What it means to be a minority holder

As a minority holder of HLTH nonvoting units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into unit.

If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers distributions, and most early stage companies are unlikely to offer distributions, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Initial Memorandum of Understanding for HLTH. A SAFT was then later executed.
  Final amount sold: $140,094.00
  Use of proceeds: marketing
  Date: June 30, 2018
  Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $52,000.00

Use of proceeds: The money from members was used for ongoing product development and marketing.
Date: June 18, 2018
Offering exemption relied upon: The SAFE was from Members of the company for Class A Units. They have not received any Units at this time but Units are reserved for them.

- **Name:** Class A, Class B, and HLTH
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 106,500,000
  Use of proceeds: General formation of company, accounting, legal expenses, and product development of MVPs.
  Date: May 01, 2018
  Offering exemption relied upon: Founder and Cofounder founding membership units.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In 2017, as reflected in our Financial Review, there was no financial business conducted.

In 2018, Healthereum had total expenses of $207,639. Salaries for two employees was total $80,000. We expect the salaries to increase as the current employees are being payed below market value. Also, more employees will be needed for marketing and sales and daily operations. For 2018, marketing totaled $72,000. This will continue to rise as product development and onboarding of customers grow. Legal costs contributed $32,000 for formation of company and ongoing compliance filing fees. The last main charge was for Dues and Subsciptions totaling $13,000. The cost will increase as we will add cost for virtual servers and scale our platform.

There was no actual revenue for 2018 due to development of our products. Unearned revenue totaled $140,094 from our friends and families interested in security tokens.

Cash flows for 2019 are projected to remain the same as 2018 unless customers are onboarded. In 2019, we will continue product enhancements (Miduso and Pulse) and product development (HPED and Verify).

Historical results and cash flows:

There was no business conducted in 2017. We anticipate no revenues until the Platform Launch. We have spent 2018 for product development. The Platform Launch will occur in 2019 in stages.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Healthereum currently has capital resources through friends and family and ongoing capital infusion through founders loan to Healthereum.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
This campaign is critical in achieving our next product development milestones. Healthereum has ongoing capital raises in parallel to this campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The viability of Healthereum is partially dependent on this campaign. The total funds raised (1.07M) will be 90% of total funds that the company has.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
Six months. Expenses purely for product development, including hardware service fees (AWS, Azure, Salesforce) and payroll.

How long will you be able to operate the company if you raise your maximum funding goal?
Three years. Monthly expenses will include hardware services, payroll, marketing, and customer support.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Healthereum is in active discussions with private investors. If needed, Healthereum may open a line of credit with the bank.

Indebtedness

- **Creditor:** Steve Y. Chung, MD
  Amount Owed: $85,000.00
  Interest Rate: 3.5%
  Maturity Date: December 31, 2019

Related Party Transactions

- **Name of Entity:** Steve Y. Chung
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Steve Y. Chung made a loan to Healthereum for general operational purposes.
  Material Terms: As of Dec 31, 2018, the Loan is $85,000 at 3.5% simple interest for 12 months.

Valuation

Pre-Money Valuation: $10,650,000.00

Valuation Details: For our Security Token Offering, we have valued Healthereum at $10,650,000 based on our business model and being in both the healthcare sector and emerging digital ledger technology. Furthermore, Healthereum has two developed blockchain healthcare applications with early adopters being recruited. The third application has been successfully implemented as an MVP. The total outstanding capital units is 106,500,000 units (Class A, B, HLTH). $10,650,000 / 106,500,000 = $0.10 per unit HLTH.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  87.0%
  Proceeds will be used for product software development and testing. Ongoing updates will also be performed.

- *Legal*
  2.0%
  Ongoing legal work will be necessary for ongoing operations.

- *Marketing*
  5.0%
  Marketing and brand building to hospitals and providers.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  48.0%
  Proceeds used for ongoing product development and updates.

- *Marketing*
  32.0%
  Proceeds used for global marketing to target hospitals, health systems and providers. Eventually, retail will be pursued.

- *Company Employment*
  10.0%
  Ongoing product development will require retaining employees.

- *Legal*
  4.0%
  Legal work will be ongoing for regulatory compliance.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://healthereum.com/ (We will have a webpage titled Annual Reports. It will be www.healthereum.com/investors/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/healthereum

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Healthereum
LLC

[See attached]



HEALTHEREUM, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

1721 COCHRAN ROAD, SUITE 200, PITTSBURGH, PA 15220 | PHONE: 412.278.2200 | FAX: 412.278.1998 | WILKECPA.COM

HEALTHEREUM, LLC

TABLE OF CONTENTS



WILKE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Healthereum, LLC
Pittsburgh, Pennsylvania

We have reviewed the accompanying financial statements of Healthereum, LLC, (a limited liability company), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and members' equity and cash flows for the year ended December 31, 2018 and the period beginning October 10, 2017 (inception) through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1721 COCHRAN ROAD, SUITE 200, PITTSBURGH, PA 15220 | PHONE: 412.278.2200 | FAX: 412.278.1998 | WILKECPA.COM



WILKE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A, the Company has not generated revenues since inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Wilke & Associates, LLP

Wilke & Associates, LLP
Pittsburgh, Pennsylvania

February 15, 2019

FINANCIAL STATEMENTS

HEALTHEREUM, LLC
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
CURRENT ASSETS		
Cash	$ 13,623	$ -
Advances to employee	8,721	-
TOTAL CURRENT ASSETS	22,344	-
OTHER ASSETS		
Crypto currency - Ether	21,231	-
Website development	29,000	-
Trademarks	15,966	-
TOTAL OTHER ASSETS	66,197	-
TOTAL ASSETS	$ 88,541	$ -

LIABILITIES AND MEMBERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Payroll taxes payable	$ 746	$ -
Credit card payable	6,467	-
Loan from officer	85,000	-
Unearned revenue	140,094	-
TOTAL CURRENT LIABILITIES	232,307	-
MEMBERS' EQUITY	(143,766)	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 88,541	$ -

See accompanying notes and independent accountants’ review report

HEALTHEREUM, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018 AND THE PERIOD BEGINNING OCTOBER 10, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

	2018	2017
REVENUE	$ -	$ -
EXPENSES		
Salaries	80,000	-
Marketing & advertising	71,942	-
Legal & professional	31,381	-
Dues & subscriptions	12,960	-
Payroll taxes	6,950	-
Travel	2,456	-
Conventions & seminars	1,107	-
Computer expense	371	-
Bank charges	265	-
Office supplies	149	-
Meals & entertainment	58	-
TOTAL EXPENSES	207,639	-
NET LOSS FROM OPERATIONS	(207,639)	-
OTHER INCOME/LOSS		
Credit card rewards	853	-
Interest expense	(117)	-
Unrealized loss from decrease in FMV of cryptocurrency	(88,863)	-
TOTAL NET LOSS	(295,766)	-
MEMBERS' EQUITY - BEGINNING	-	-
MEMBERS' CONTRIBUTIONS	152,000	-
MEMBERS' EQUITY - END	$ (143,766)	$ -

See accompanying notes and independent accountants' review report

HEALTHEREUM, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018 AND THE PERIOD BEGINNING OCTOBER
10, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (295,766)	$ -
Adjustments to reconcile net income to net cash from operating activities		
(Increase) Decrease in Assets		
Advances to employee	(8,721)	-
Increase (Decrease) in Liabilities		
Payroll taxes payable	746	-
Credit card payable	6,467	-
Unearned revenue	140,094	-
NET CASH USED BY OPERATING ACTIVITIES	(157,180)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Crypto currency - Ether	(21,231)	-
Purchase of website and trademarks	(44,966)	-
NET CASH USED BY INVESTING ACTIVITIES	(66,197)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan from officer	85,000	-
Members' contributions	152,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	237,000	-
NET INCREASE IN CASH	13,623	-
CASH - BEGINNING	-	-
CASH - END	$ 13,623	$ -
Cash paid for interest	$ 117	$ -

See accompanying notes and independent accountants' review report

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:
Healthereum, LLC (the Company), located in Pittsburgh, Pennsylvania is a limited liability company (LLC) organized under the laws of the State of Delaware on October 10, 2017 and re-registered under the laws of the State of Wyoming on June 26, 2018. The Company is governed by its Limited Liability Company Agreement ("the Agreement") dated September 15, 2018.

The Company has begun operations but has not generated revenues. Activities to date have been organizational activities including the design and development of software products, implementation of a business plan, establishing sales channels and raising capital.

At December 31, 2018, members' equity included capital contributions from the initial members of the Company, who made total collective capital contributions of $100,000. On June 15, 2018, four participating members made capital contributions totaling $52,000 in the form of a SAFE (Simple Agreement for Future Equity). The liability of the members of the Company is limited to the members' total capital contributions.

Business Activities:
The Company is a healthcare project for investors to invest on a decentralized blockchain-based technology platform. The Company is set to provide healthcare solutions to customers and healthcare institutes.

The Company's platform offers innovative technology to streamline health-related services. The Company will provide blockchain based applications for Providers and Patients to address inefficiencies in current healthcare models. All services procured in the Company's ecosystem shall be fueled by the utility token (HEALTH) and payment for utilization of the platform will be in the form of fiat currencies.

Basis of Accounting:
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities. The tax return for the Company is prepared under the accrual basis of accounting.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ for the estimates and assumptions used in preparing the accompanying financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements:
The carrying values of financial instruments that are current assets or current liabilities are reasonable estimates of the fair value given its short-term nature. Long-term notes are not measured at fair value given the nature of the notes and the lack of any derivative applicability.

Cash and Cash Equivalents:
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Advances to Employee:
The Company is expected to be repaid within a year, as repayments are taken from employee's compensation.

Other Assets:
Other assets include intangible assets such as acquired trademarks and costs incurred in the development of the Company's platform. Since trademarks are considered to have an indefinite life, generally accepted accounting principles do not allow amortization, but trademarks are subject to an annual impairment test. Since the Company is still in development stage, trademarks are not subject to an impairment test. Website development costs are amortized by the Company over 5 years. The Company will commence amortization once the business is in full operation.

Unearned Revenue:
The Company has received project contributions from individuals reflected in a Simple Agreement for Future Token (SAFT). A SAFT is a future right to units of Tokens purchased by purchasers. These instruments are to be repaid in Healthereum Security Tokes (HLTH) by the Company when the Security Token Offering (STO) concludes. The SAFTs expire between June 1 and June 15, 2019 and can be extended sixty additional days. The contributions were in the form of cash for a total of $30,000 and in the form of cryptocurrency - ether equivalent to $110,094 at the time of the contribution. The total contributions at December 31, 2018 and 2017 were $140,094 and $0, respectively.

Income Taxes:
The Company is taxed as a corporation for both federal and state tax purposes. The Company files income tax returns in the U.S. Federal, Pennsylvania and Wyoming jurisdictions.

Deferred income tax assets and liabilities are computed as necessary for differences between the financial statement and tax basis of assets and liabilities, that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Marketing and Advertising Costs:
Public relations, marketing and advertising costs are expensed as incurred. Marketing costs for the period ended December 31, 2018 and 2017 were $71,942 and $0, respectively.

NOTE B- SUBSEQUENT EVENTS

Management has evaluated subsequent events and determined there are no subsequent events necessary for disclosure as of the date of the independent accountants' review report.

NOTE C – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $295,766 as of December 31, 2018, and has no current source of revenue. Without the realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plans in this regard to obtain additional working capital through the STO.

The STO is a series of bona fide transactions pursuant to which the Company will sell the Security Tokens to the general public in a publicized crowdfunding on Start Engine under Regulation CF. The STO is targeted to take place in the first quarter of 2019 and the Company's goal is to reach a total sale of 10.7 million HLTH units, which represents total funding of $1.07 million.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine   What's New   Discover Investments   Raise Capital   Sign In

This offering is not live or open to the public at this moment.



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1.07M goal

Healthereum LLC

Blockchain Applications for Healthcare

Small OPO   Pittsburgh, PA
Health Tech
Accepting International Investment

Overview   Team   Terms   Updates   Comments   Share

Empowering Patients to Solve Problems in Healthcare




MIDUSO
HPED
VERIFY
PULSE

Invest in Healthereum

Dear Future Investor,

Healthcare is in the midst of a major upheaval. Patients are increasingly proactive, digital transformation is bringing about change, and new treatments are helping more and more people. But many persistent problems remain endemic in the healthcare system, especially in an office or hospital encounter. **Healthereum is determined to solve some of the most common and vexing challenges: high no-show rate, low survey responses, lack of ongoing patient messaging, and insurance claims fraud by empowering patients.** Each listed problem exists in every provider-patient encounter cycle and is endemic throughout healthcare globally. Simultaneously, the **solutions create, possibly, the first ever global**

healthcare rewards program.


HELIO
TASKS
TASKS
Promise to Show-Up
Michael Franks, MD
December 14, 2018
10:00 AM - 10:30 AM
123 Healthereum Way
Spring Valley, IL 61362
123.456.7890
Hello Janice.
The above appointment has been scheduled and needs to be funded.
To fund this appointment use the Promise button below.
PROMISE TO SHOW

Healthereum is a timely solution that incorporates distributed ledger technology and an incentivization framework to target each spoke in the cycle by tracking and rewarding micro level healthy behavior of each encounter: patient adherence to follow-up appointments, interactive and ongoing treatment plan engagements, completion of surveys, and claims verifications to reduce fraud. The reward is through **HEALTH**, the utility token and glue of Healthereum.

As such, Healthereum has created a Patient Engagement Management platform using a four-part interactive application scheme: **MIDUSO** (reward), **PULSE** (questionnaire), **Hospital and Provider Enhancement** (diagnostic specific messages), and **VERIFY** (claims). All applications are fueled and connected by the **HEALTH utility token** creating a token economy and interfaces with the patient via the *Healthereum Life Portfolio* (HELIO). All instant "transactions" in HELIO are in state channels and ultimately will settle on the ethereum blockchain.

Through HELIO's end-to-end patient experience, Healthereum monetizes the time spent by patients performing healthy activities and endeavors to create a **global healthcare reward platform** for healthcare services. The tokenized economy is adoptable by any provider and hospital and in any country. **The utility token reward value is set by individual caregivers and not exchanges.** Finally, a true solution for providers and patients for the life cycle of a medical encounter is now available.

After over a year of application development, Healthereum is now ready to offer its **Security Token, HLTH**, for interested investors. Please read more below or visit Healthereum. Thank you in advance.

Sincerely,

Steve Y. Chung, MD
CEO and Founder Healthereum

The Offering

Investment

$0.10/HLTH Non-Voting Unit, deliverable in the form of tokens ("Healthereum Tokens") or ("HLTH")
When you invest you are betting the company's future equity value will exceed $11.7M.

*All tokens will be delivered after the campaign is completed, and upon availability of the Tokens.
See Offering Summary below for additional terms.

Healthereum Security Tokens

Description: HLTH Tokens will represent a single HLTH Non-Voting Unit, with rights, preferences, privileges, and restrictions as designated in the Operating Agreement and attached as an Exhibit to the Offering Document. HLTH Tokens will be issued on the ERC20 Blockchain.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur. If development is not completed, investors will still receive membership interests in book-entry form.

❝❞

Healthy citizens are the greatest asset any country can have.

- Winston S. Churchill -

What are the Inefficiencies in Healthcare "Encounters"?



No-shows cost health care system billions

But clinics, hospitals may be as much to blame as patients

 BILL TOLAND
Pittsburgh Post-Gazette

Things had gotten so bad at the Bronx veterans hospital that doctors were, in effect, begging their patients to show up as scheduled.

PROBLEMS OF NO SHOWS

In the medical profession, providers evaluate patients in either an office or a hospital setting. Patients are evaluated, and often a "follow-up" visit is scheduled to monitor the patient's progress and establish continuity of care.

Alarmingly, approximately **20% of scheduled patients do not appear** for their follow-up appointments. Without notification from the patient as to their progress, medical providers are unable to determine the likely trajectory of an illness and is difficult to accurately assess whether a patient prognosis is effective.

Unless a patient returns for their follow-up or otherwise communicates with the provider about the level of symptoms which are increasing or decreasing, the medical

Three years ago, the James J. Peters VA Medical Center began a "Don't Be A No-Show" campaign, reminding veterans of the importance of keeping appointments.

The campaign explained the detrimental effect on everyone — not just surgeons and clinical staff, but also fellow veterans — when a patient skips an appointment without canceling.

"It means one less patient will see the doctor and it means someone waiting for an appointment was bumped to another day needlessly," said Bronx VA spokesman James E. Connell III. "It's not good for the patient, and it's an inefficient use of clinical resources."

provider is placed into a disadvantaged position. Without continuous data regarding patient adherence to treatment protocols, it becomes increasingly difficult to prevent additional complications before a patient's condition worsens.

Numerous solutions to enforce patient adherence to appointments have been analyzed and implemented; however, none of the implemented system of solutions completely remedy the current situation. No shows affect all medical providers globally.

*BMC Health Serv Res. 2016 Jan 14;16:13. doi: 10.1186/s12913-015-1243-z.



HEALTHCARE DIVE   Deep Dive   Opinion   Library   Events   Jobs   Topics ˅

BRIEF

Patient satisfaction survey data undermined by low response rate, study finds

AUTHOR
Meg Bryant

PUBLISHED
Dec. 22, 2017

Dive Brief:

- Patient experience data is increasingly being used to rate the quality of hospital and physician care, but current methods of collecting that data don't tell the whole story, a new study in the Annals of Emergency Medicine concludes.

PROBLEMS OF POOR SURVEY RESPONSE RATES

Quality reporting processes were designed to provide comparable public data, increase transparency, and incentivize improvements by healthcare providers and organizations. Government and insurance agencies mandate care quality surveys for patients to rate their health care experiences.

Surveys are reported and used to determine if penalties are assessed to hospital and providers in the form of decreased payments. Survey data are also published on a multitude of consumer-driven websites to reveal rankings and profiles.

With this massive influx of data regarding health care quality and patient experience, one might expect that the methodology of survey data accrual has evolved as well. The current problem is only **30% of surveys are completed*** and returned by patients. Despite earnest attempts at capturing patient satisfaction results, the current methodology is inadequate, misleading, and inaccurate. This process must be improved as important provider and hospital decisions are based on patient satisfaction surveys.

*Health Serv Res. 2009 Apr;44(2 Pt 1):501-18. doi: 10.1111/j.1475-6773.2008.00914.x.



PROBLEMS WITH PATIENT ENGAGEMENT

As with all modern industries, collecting accurate and useful data is essential. Government agencies have mandated rules for hospitals and providers as it relates to certain diagnoses in the form of Core Quality Measures. Core Measures supposedly reflect quality of care.



Survey Snapshot: Health Care Providers on the Problems of Patient Engagement Design

Insights Report · October 12, 2017

Better patient engagement is a nearly universal goal for health care providers, but real barriers exist, say health care leaders and clinicians. Nearly two-thirds (63%) of respondents to NEJM Catalyst's latest Insights Council survey on patient engagement call the time investment required by health teams the biggest challenge in designing patient engagement into care delivery.

Core Measures are reported to agencies and **penalties are given to hospitals who do not achieve quality benchmarks**. The problem lies in the lack of continuity of contact after an encounter. While the patient is away from the treating provider, the patient becomes ill, often from the original disease that was treated. The healthcare providers are now deemed poor care deliverers by governing agencies.

For the patient, there is complete **lack of provider-patient ongoing engagement upon discharge**. The patient is left in the dark without direction or guidance. This leads to worsening of chronic diseases and multiple visits to the Emergency Department. The lack of engagement is a worldwide problem.

Indeed, providing more streamlined and frequent engagement messages by their hospitals and providers will lead to better adherence to treatment protocols and, eventually, healthier patients. Patients require constant contact and a far better solution than what is currently available.



Change Healthcare Analysis: $262 Billion in Healthcare Claims Initially Denied in 2016

ORLANDO, Fla.—(BUSINESS WIRE)—HFMA ANI 2017, Booth 1321 & 1521—A new analysis by Change Healthcare revealed that out of an estimated $3 trillion in medical claims submitted by hospitals in the United States last year, an estimated 9% of charges, representing $262 billion, were initially denied. For the typical health system, as much as 3.3% of net patient revenue, an average of $4.9 million per hospital, was put at risk due to denials. While an estimated 63% of these claims were recoverable on average, reworking each denial costs providers roughly $118 per claim, or as much as $8.6 billion in appeals-related administrative costs.

The Challenge of Health Care Fraud

Consumer Alert: The Impact of Health Care Fraud on You!

In 2011, $2.27 trillion was spent on health care and more than four billion health insurance claims were processed in the United States. It is an undisputed reality that some of these health insurance claims are fraudulent. Although they constitute only a small fraction, these fraudulent claims carry a very high price tag.

The National Health Care Anti-Fraud Association (NHCAA) estimates that the financial losses due to health

PROBLEMS WITH CLAIMS VERIFICATION

For a hospital or provider to receive reimbursement for healthcare services, an insurance claim is submitted to the patient's health insurance company. The services may range anywhere from an office visit to a major surgery. Next, the insurer reviews the claim and payment is sent to the healthcare provider. This is the ideal flow, yet not the reality faced by providers.

Government and private insurers deny many claims in order to delay or outright refuse payments. Hospitals and providers struggle with loss of revenue and sometimes, must close their doors. The patient ultimately suffers.

The insurers have no choice but to create administrative hurdles, gamify billing, and freeze payments because they suffer from insurance fraud.

Insurance fraud accounts for the loss of billions of dollars each year. Health insurers divert the cost of lost revenue to individual patients in the form of charging higher premiums and increasing out-of-pocket expenses. Covered benefits are also reduced to offset payments for fraudulent claims.

care fraud are in the tens of billions of dollars each year.

Fraud is not just committed by rogue, dishonest providers. Recently, there has been an increase in organized crime targeting government insurers. These organized crime rings commit medical identity theft and siphon billions from insurers. This is a global problem and solutions to curtail fraud is needed now. The actual patient, health insurer, and society have all been victimized.


HEALTHCARE ENCOUNTERS PROBLEMS
Hospitals and Providers losing over USD 600B annually from provider-patient encounters.
No-Shows
20% of scheduled patients do not appear for follow-up appointments
Surveys
Only 30% of surveys are completed by patients
Engagement
Lack of provider patient ongoing messaging
Claims
Lack of patient participation of insurance claims lead to loss of billions USD
Estimated loss of USD 150B annually
Low participation rates result in penalties in reimbursements
Poor engagement leading to noncompliance and disconnect
Delayed & Fraud Claims estimated USD 400B annually
HEALTHEREUM

What is the current outcome of full cycle medical encounters?

Hospitals and Providers are losing revenue and reputation as a result of:

1. Patient No-shows - estimated **USD 150B** annually*
2. Delayed Claims Payments - estimated **USD 250B** annually**
3. Medicare Fraud with Claims - estimated **USD 150B** annually***
4. Low participation rates in care Quality surveys - **30% response rates** are industry average resulting in possible penalties in reimbursements****

*https://www.healthmgttech.com/missed-appointments-cost-u.s.healthcare-system-150b-year.
**Change Healthcare. (2017). Change Healthcare Analysis: $262 Billion in Healthcare Claims Initially Denied in 2016.
***Perspect Health Inf Manag. 2009; 6(Fall): 1g.
****Health Serv Res. 2009 Apr;44(2 Pt 1):501-18. doi: 10.1111/j.1475-6773.2008.00914.x.



Healthereum "Encounter" Solutions

HEALTHEREUM

Healthereum is a platform targeting micro-level inefficiencies in provider-patient encounters to improve patient

accountability, care delivery, and interactions with insurers. Healthereum will utilize blockchain technology and a reward schema for patients. Healthereum addresses the four critical cost aspects of a full-cycle encounter: adherence to appointments, acquisition of survey data, claims verification, and ongoing diagnostic patient messaging. Healthereum creates and end-to-end streamlined patient experience with their hospitals and providers. The smart contracts will utilize the ethereum blockchain and the **HEALTH** utility reward token.

HELIO, THE HEALTHEREUM LIFE PORTFOLIO

Healthereum has developed a patient-centric interactive digital wallet to engage users and to improve their overall health. The Healthereum Life Portfolio will incorporate all Healthereum blockchain applications (**MIDUSO, PULSE, HPED, VERIFY**) and all third-party health-related integrations, such as electronic medical records and telehealth.

The wallet will be the user interface that will allow for constant patient engagement with the Healthereum applications. This will aid Healthereum to help patients monetize the time spent performing healthy activities as it solves the problems of healthcare. The wallet will also allow holding and transferring of reward tokens.

HEALTHEREUM DATA ANALYTICS

Healthereum's applications will enable acquisition of numerous data sets. Analysis of data will allow for improved processes in global healthcare and in patient's individual healthy behavior.

MIDUSO data analytics will reveal to providers the **pattern of patient adherence to appointments**. This data may be used to modify scheduling to maximize providers' time with patients. MIDUSO will also allow hospitals to analyze patient encounters that were not scheduled, or ad-hoc smart contract encounters. Ad-hoc encounters occur in the Emergency Department, but the same ad-hoc encounters may be created for attendance to a gym or buying healthy foods. Now, MIDUSO analytics will map patterns of healthy living beyond the hospital.

PULSE will allow patients create a rating system of providers and hospitals. The rating system will be a tool for patients to use to find the best doctor in their community. PULSE analytics will allow the meaningful display of provider rankings, determined by actual patients, to the public. This will help individuals identify the doctor who best suits their needs. Pulse will also allow hospitals to **track real-time patient responses for every department**. Immediate identification of weaker departments provides timely solutions.

HPED will capture patient diagnoses with encounters and allow for deployment of patient-centric messages to aid providers in delivering value-based treatment algorithms. The data captured will allow for instant mapping of disease clusters and truly aid in population health management. Not only will mapping be displayed in user defined time frames but allow for **real time tracking and progression of diseases**.

VERIFY allows patients to confirm health services that are billed are actually true and accurate. Analytics will reveal **frequency of disputes and trends of honest billing**. Analysis of disputes may be dissected further to determine if perception of care and actual care costs are congruent. This may help insurers and government agencies redefine, revalue, and improve payments.



MIDUSO captures all patient-provider encounters as a smart contract. Thus, MIDUSO will help to modify patient behavior through the issuing of HEALTH tokens whenever a patient exhibits a healthy behavior. Showing up to a scheduled appointment is now incentivized and lead to **lower no-show rates**.


Hello Janice.
For the appointment listed above, you have been awarded 10 HEALTH tokens for this appointment.
SEND

MIDUSO will also be used to confirm attendance to a gym, IoT, purchasing healthy foods, or running a marathon in the form of ad-hoc smart contracts. MIDUSO will allow retail to partake in an individual's healthy actions. Confirmation of these behaviors will be included in the blockchain for transparency and immutability.

Global market adoption of MIDUSO will occur and is the core backbone that enables other Healthereum applications.


SURVEYS
SURVEYS
NEXT
SUBMIT

PULSE provides a robust and relevant quality questionnaire system whereby patients can rate the care they have received from their medical care providers. The PULSE application is created to deliver care quality surveys *as soon as* a hospital or provider smart contract encounter is complete via MIDUSO. The PULSE questionnaire platform also allows the creation of intake forms and medical records.

The questionnaire is completed digitally, and HEALTH reward is given to the patient upon completion of the questions. Dramatically **higher survey response rates** is a reality. Furthermore, since self-care and treatment adherence are also the patient's responsibility, medical care providers will now be able to rate the patients on several critical quantitative factors. The surveys reflect and exemplify "quality of care" which will be used for value-based medicine. Healthereum anticipates global adoption for this functionality.


TASKS
TASKS
Drink Water
Steve Y. Chung, MD
123.456.7890
Hello William Smith.

HPED (The Hospital and Provider Enhancement Decentralized application) will help acquire, streamline, and deliver information about patient-specific diagnoses captured by MIDUSO and VERIFY. This enables the deployment of quality measure data item checklists and messages to patients to improve continual engagement of care. These messages are used to reinforce fidelity of treatment and ongoing adherence to treatment plans.

The HPED will be an integral tool for hospitals and providers to engage with their patients. Patients will receive health alerts such as reminders for screening exams and tasks to reinforce healthy behaviors such as medication adherence or quitting tobacco. **Ongoing patient engagement** is possible with diagnostic-patient-specific tailored messaging from providers, and soon, effortless two-way communication between provider and patient will become a reality.


TASKS
TASKS
Verify Insurance Claim
Insurance claim for encounter with Steve Y. Chung, MD on November 27, 2018.
Insurance Provider :
Diagnosis Code(s) :
Procedure(s) :
CONFIRM
DISPUTE
TASKS

VERIFY will help prevent or **lower insurance fraud**. The insurance claims describing services rendered will be multi-verified by patients using HELIO and the blockchain before the billing claim is sent to insurers. VERIFY will encourage patients to take an active role in medical billing and take a proactive role in helping insurers and providers eliminate fraud.

Fraud will be instantly identified by the patient or by using analytics. Multilateral verification of services will lesson administrative burdens in dealing with current fraud-prevention processes. Global adoption is paramount as medical fraud exists in all countries.


HEALTHEREUM
Welcome to the Helio Syndicate
Do you need an account?
You can register by clicking on the button below. Once you have a created the Master Admin account, you will be able to register as many departments and staff as needed. Let's get started!
REGISTER
Knowledge Base | Terms | Privacy | Contact
HELIO(S)
HEALTHEREUM LIFE PORTFOLIO
LOGIN

HELIO(S), THE HEALTHEREUM LIFE PORTFOLIO SYNDICATE

The Healthereum Life Portfolio Syndicate is the user interface for providers and hospitals. It will allow providers to view current list of appointments and the status of each appointment. HELIO(S) will allow providers to monitor completion of patient questionnairess as well as claims statuses.

HEALTHEREUM DECENTRALIZED AUTONOMOUS ORGANIZATION (DAO)

Eventually, the Healthereum DAO that will be composed purely of registered and licensed providers, hospital networks, insurers and industry groups that are verified as contributing to a patient's healthy lifestyle.





Development Stage

Healthereum has created a Patient Engagement Management and Reward platform using a four-part application scheme: **Miduso** (Reward), **Pulse** (Questionnaire), **Hospital and Provider Enhancement** (Patient messaging) and **Verify** (Insurance claims). All applications create the Global Healthcare Reward Platform.

The applications will be accessible from the **Healthereum Life Portfolio (HELIO)**. HELIO is the patient경가점 afoto complex...

The applications will be accessible from the **Healthereum Life Portfolio (HELIO)**. HELIO is the patient user-interface end to interact with all Healthereum applications. HELIO has been developed and will be downloadable for use. It is fully functional for currently developed applications, sending/receiving tokens, inputting emergency information, and holding insurance card details. There are ongoing compatibility updates being made. Healthereum HELIO wallet has been specifically created to protect patient privacy and ensure a seamless experience amongst the suite of applications available in Healthereum.

The **Healthereum Life Portfolio Syndicate (HELIOS)** is the provider-interface and has been developed in parallel with HELIO. It is fully functional to onboard pilot customers to use **Miduso** and **Pulse**. The DAO development is currently being finalized and tested.

Miduso is fully developed and allows for the creation, cancellation, rescheduling, and confirmation of appointments in HELIOS. The appointments are also viewable in HELIO and can be funded with utility tokens when "Promise to Show" is clicked by patients. Miduso also creates automatic reminders with users' native calendars and utilizes Google maps to show locations of offices. Lastly, one-touch calling of offices is functional.

Pulse has been fully developed and functional. It operates in both HELIO and HELIOS. Questionnaires are immediately sent to patients and completed forms are rewarded with tokens.

HPED is in development. Presently, ongoing patient engagement messages to HELIO is functional with only general messages. Eventually, messages to those patients with certain diagnoses will be possible.

Verify has not been developed. Only mockups have been created and specific product development conceptualized.

How Healthereum Products Are Different From the Rest



Healthereum's unique blockchain process empowers the patients to be active partners in achieving high quality care.

The suite of decentralized applications on the Healthereum platform will incentivize patient accountability of health and also enable the providers to engage with patients in delivering value and quality of care while increasing their operational efficiencies and productivity.

The solutions work together as an integrated and seamless end-to-end process. It all starts with an encounter (MIDUSO) and upon completion of the visit, a questionnaire (PULSE) displays on the patient's HELIO digital interface. Shortly thereafter, the patient receives notifications to confirm (VERIFY) the billing services provided during the encounter. Patient is kept engaged (HPED) throughout until the next follow up visit. In this way, a seamless 360 degree engagement is enabled on the platform.

   



Unique Benefit

Healthereum will provide a distributed ledger platform to incentivize personal accountability of health and engage the patient in delivering value and quality of care. Healthereum's unique process **empowers the patients** to be active and engaged partners in achieving high quality care, which will in turn:

- Increase provider revenue
- Eliminate waste & fraud
- Improve cash flow
- Manage reputation pro-actively



Key Feature

To the best of our knowledge, the Healthereum Life Portfolio will be the **first patient-centric health vault**. Using the distributed ledger technology it will provide the backbone for a transparent and a trustless framework for rewarding patients' accountability of health. It allows the patients to gamify their encounters using HEALTH tokens. The "Hierarchical Deterministic" HELIO wallet ensures privacy by incorporating randomly generated addresses for every appointment or encounter.



Technology

Healthereum is built on a solid foundation using the permissionless blockchain. The decentralized framework enables reliability, scalability, security and robustness necessary for operating a fault tolerant platform. By utilizing the distributed ledgers on the blockchain, it provides a transparent and a trustless environment for **capturing patient-doctor interactions that can be tokenized** for proving patient's accountability of health.



Killer Value

The Healthereum platform provides the industry one of the first, end-to- end, full cycle, incentivized patient engagement process for medical encounters using blockchain technology. The patients are able to tokenize the time spent on healthy activities. These tokens are exchanged with healthcare providers and hospitals for healthcare services. The **value of HEALTH is determined by each provider or hospital** and a new healthcare economy is created.

Healthereum Utility Token HEALTH





The blockchain Patient Engagement Management platform enables providers, through HELIO(s), to deliver HEALTH tokens to their patients who demonstrate accountability for their health and complete requested tasks. The patients are able to tokenize the time spent on healthy activities. So, then what, you may ask? We believe the token is the **first ever global healthcare rewards program that is exchanged for health related benefits** determined by the providers. The tokens are inter-operable among providers, hospitals, and other health related entities.

The **value of HEALTH rests with the providers** as each medical practice, clinical geography, and patient demographics is unique. HEALTH is not meant to be listed on an exchange. **Providers and hospitals acquire tokens and may use them to distribute to other patients**. The reward tokens flow back to the patients who attend their next appointments, or the providers reacquire them from those who no-show.

The cycle repeats creating a tokenized economy between the provider and patient. The Healthereum platform could provide the first ever full cycle healthcare blockchain experience and global healthcare rewards platform..

What Makes Our Team Special



Healthereum has created a proactive solution for common healthcare inefficiencies that exists with every medical encounter. The company is made of members who are dedicated to their field of expertise. The Founder witnesses firsthand common daily healthcare problems as he provides healthcare services to seven hospitals. The Cofounder has lifelong experience developing software from design to global deployment to Fortune 500 companies. Healthereum is made up of blockchain experts, UI/UX developers, fulltime fullstack coders and patient engagement experts. **Healthereum is unique because each team member has dedicated his entire life to the field of his expertise.** The team has now come together and spent over one year developing blockchain software solutions for current healthcare problems. The advisors are leaders in blockchain and healthcare fields from South Korea, India, Australia, England, and USA. Healthereum is partnered with Connex Partners, Top Ledger, and Evoke Technologies to complete the entire team.

Invest in Our Company Today!



Healthereum is now ready to grow its family. We have a goal to improve healthcare delivery, patient engagement, and reduce insurance fraud. We have developed **blockchain applications** to solve salient problems that providers face on a daily basis. The solutions are direct and well thought out, and thus, creating the software was an easy conceptual task. With hard work and dedication, the task has now resulted in a software platform that is near **full productive use-capable.**

Healthereum has implemented blockchain technology and created a token economy that gives hospitals and providers the ability to reward their patients for being healthy. **We now wish to reward those who believe in our endeavor**

with an opportunity to b[...] **our support will** help spread our vision to [...] quality care to everyone. Thank you for y[...]



HEALTHEREUM
Healthereum Incorporates
Healthereum LLC completes incorporation. Formation of team and advisors.
October 2017
Q2 2018
Miduso and Pulse Dapps MVP
Miduso and Pulse dapps have been created and are MVP stage.
Q3 2018
Miduso and Pulse Dapps Alpha Stage
Healthereum has partnered with Connex Partners to recruit hospital and providers as early adopters.
Q4 2018
Miduso and Pulse Dapps Beta Stage.
Meeting with 5 hospitals and health systems to onboard as future adopters. Healthereum plans crowdfunding through Start Engine.
Q1 2019
Beta Testing Miduso and Pulse.
Meeting with 7 CFOs of healthcare systems who are interested in Healthereum. Ongoing engagement with potential early adopters. Crowdfunding begins.
Q2 2019
Healthereum Introduces VERIFY in Alpha Stage (Anticipated)
Acquire early adopters. Plan dialogue with insurers to share concept of Verify and consider insurance early adopters.
Q3 2019
Verify Begins Beta Testing (Anticipated)
Miduso and Pulse will be fully Productive and hopefully used by onboarded clients. Verify begins Beta testing.
Q4 2019
HPED Begins Alpha and Verify is Near Completion (Anticipated)
Hospitals and insurers continue to pilot Verify as it nears anticipated productive usage. Hospitals and providers are introduced to HPED.
Q1 2020
Verify is Productive as HPED enters Beta Stage (Anticipated)
As three of the four dapps are completed, anticipate steady revenue stream. Solution now includes Verify. More insurers are onboarded.
Q2 2020
HPED is near Productive Stage (Anticipated)
The four core dapps are all but complete. Anticipating to grow revenue stream to full potential.
Q3 2020
Four Core Healthereum Dapps are Productive (Anticipated)
Foundation of four dapps completed. Hospitals, providers, and insurers participating in Healthereum system.





















In

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Meet Our Team





Steve Y. Chung, MD

CEO | Founder

Steve Y. Chung, MD is a co-owner of his urologic practice for over 13 years successfully navigating the company through constant changes in the healthcare landscape. He completed residency training at the University of Pittsburgh Medical Center and Fellowship training at Cedars Sinai Medical Center. He has also been involved in multiple startup ventures, including investor and owner of a radiation oncology service corporation and mobile devices service company. While providing urologic services and fulfilling administrative roles at seven hospitals, he understands the current healthcare infrastructure. Dr. Chung obtained his Materials Science Engineering degree from Northwestern University and has been involved with healthcare advancements with two medical patents. Both were successfully transferred into royalty payments. Along with over 20 publications and book chapters, he has been interviewed by National Public Radio and mentioned in The New York Times for his research in tissue engineering. His passionate interests also include behavioral economics, social engineering, and stocks/options trading.



Prasad Kothapalli

CTO | Cofounder

Prasad specializes in Enterprise architecture and development of Enterprise application software. He brings over 20 years of experience in designing and delivering mission critical and scalable software solutions for the Fortune 500 companies. Prasad holds a degree in Electronics and Communication Engineering and worked as a Software Architect at SAP, the largest Enterprise software company. He has been involved with product development from idea to full scale industry adoption. Having lived and worked in regions ranging from Asia pacific to Europe and Americas he brings unique skills in building and working with teams across geographies. Prasad has experience and has been involved with design and development of software that is used globally for over 20 years which will greatly benefit Healthereum in its pursuit of global delivery and adoption. A major portion of time has been spent working in the heart of Silicon Valley. His observations and experiences of the dot com era will be of strategic value to Healthereum.





Frank Hone, MBA
Director of Marketing Strategy

With 25 years of healthcare marketing and consumer engagement experience, Frank has helped healthcare organizations better connect with their patients and providers by leveraging strategic frameworks that improve "action-oriented" engagement. Through his leadership positions at healthcare services companies over the past decade, he's helped dozens of achieve their strategic business objectives related to engagement strategy. He's worked in healthcare marketing with several NY ad agencies, including 12 years at Ogilvy Healthworld, where he led agency network expansion into 36 countries. His earlier involvement with direct-to-consumer advertising helped transform the Pharma industry by influencing consumer brand demand in the US. He is the author of Why Healthcare Matters, How Business Leaders Can Drive Transformational Change (HRD Press, 2008). A magna cum laude graduate from Boston College with a BA in Economics and Communications, he earned his MBA at Columbia Business School in New York.





Michael Franks, MD
Director of Product Strategy

Dr. Franks is a clinical Urologist who works at Virginia Urology, a progressive, quality-driven large group (LUGPA) practice in Richmond, Virginia. His medical degree was at the University of Maryland in Baltimore, with additional training for Surgery and Urology at the University of Pittsburgh Medical Center. Oncologic training by fellowship was at the National Cancer Institute in Bethesda, MD, with additional research focus of pharmacogenomics. Dr. Franks has 19 publications in his field and actively presents data at peer-reviewed meetings in new technologies. He participated in the American Urologic Association Quality Improvement Summit & Workgroup on infectious complications of transrectal prostate guided biopsy in effort to provide education around issues related to quality improvement and patient safety. As a prior Board Member of the Virginia Quality Care program, which is Virginia's first clinical integration network, he understands the process of patient surveys, hospital ratings, and the need for continuous improvement in a healthcare organization. He assisted in implementation and review of PQRS metrics for early performance models. As Dr. Franks saw first-hand, patients continue to benefit from this active partnership that supports coordinated quality care via evidence-based models. As advanced analytics and data acquisition become more influential in healthcare, he understands that purposeful analysis is necessary to direct future goals and successes.





Chase Rippingler
Lead Engineer

Senior Full Stack Developer and polyglot with involvement in automated testing services for McKesson. Previous experience includes working as a Java developer, creation of a scheduling application for the service industry using Node.js and engineering a website for hosting medical journals in Go. Chase has also completed dev-ops in core infrastructure for startup businesses. Chase's work involves taking a product from inception and engineering a clean solution through maintenance, extensibility, and performance. Chase possesses a BS in Computer Science from Northern Illinois University.





Richard Catalano
Blockchain Architect

Blockchain enthusiast that has been active in the space since 2013, RJ brings with him an expertise in writing smart contracts and decentralized applications along with a unique background in computer science and economics. RJ has made numerous contributions to the open source ecosystem in Ethereum, including helping to craft the Ethpm package management standard, contributing to development of the Solidity compiler and the go-Ethereum client. Most recently he completed a proof of concept for supply chain tracking of federal government assets for the US Department of Treasury. His work experience includes the Ethereum Foundation, Monax Industries, Jaak.io, and IT People Corporation.





Lee Holmes
UX UI Architect

With a passion for interfaces and how internet connected systems effect human behavior, relationships and life experiences, Lee Holmes is honored to join the team at Healthereum. For the past two decades, Holmes has been at the bleeding edge of experience and immersive design for web, mobile and head mounted displays. Holmes is also an active member of the cryptocurrency space. "I like taking complex ideas and applying my three guiding design principles: keep it simple, intuitive and beautiful."



Offering Summary

Maximum 10,700,000* HLTH Non-Voting Units, deliverable in the form of tokens ("Healthereum Tokens") or ("HLTH") ($1,070,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 100,000 HLTH Non-Voting Units, deliverable in the form of tokens ("Healthereum Tokens") or ("HLTH") ($10,000)

Type of Security Offered: HLTH Non-Voting Units, deliverable in the form of tokens ("Healthereum Tokens") or ("HLTH")

Purchase Price of Security Offered: $0.10

Minimum Investment Amount (per investor): $100

Terms of Tokens

HLTH Non-Voting Units ("Healthereum Tokens") or ("HLTH")

Description: The HLTH Tokens will represent a single HLTH Non-Voting Unit of of the company, with rights and preferences as designated in the Operating Agreement and summarized in the Offering Document.

- **Blockchain:** ethereum (proof of authority consortium network)
- **Exchanges:** We currently intend listing the token on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

Material Terms:

- **Voting Rights:** None, except as required by law
- **Restrictions on Transfer:** 1 year from the closing of this Offering
- **Dividends/Distributions:** Distributions on a pro-rata basis, based on the amount of all units outstanding
- **Redemption Rights:** None
- **Other:**

Please see Offering Document for complete set of rights and preferences.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. If development is not completed, investors will still receive membership interests in book-entry form. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Healthereum will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg CF campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg CF campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10,000 HLTH security tokens at $0.10 / token, you will receive 1000 HLTH security token bonus, meaning you'll own 11,000 tokens for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Healthereum has captured all doctor-patient and hospital-patient encounters into smart contracts. These smart contracts enable Healthereum to improve healthcare worldwide by incentivizing healthy behavior, improving accountability, creating two-way interactions, and verifying health services.

How is this done? Utilizing the ethereum blockchain, all encounters are verifiable and thus patient specific activities are immutable. This enables the rewarding of healthy behavior, deployment of patient specific applications, and creation of patient specific hospital tools. The common goal is improving the patient's overall health.

Healthereum has four decentralized applications, or dapps, to accomplish this goal. The Reward dapp will reward patients who show up to their appointments while penalizing those who no-show. The dapp will also be used to reward those who perform healthy activities. The Survey dapp will enable patients to rate their experiences with every provider or hospital. The survey results may be submitted to satisfy government regulations or be used to rate providers and hospitals for the general public to view.

The Core Measures dapp will help hospitals and providers focus on patients with checklists of items that cannot be overlooked during their treatment. The checklist is specifically tailored for each patient. After treatments are completed, the Verification dapp will enable patients to confirm items on their insurance bills are accurate and complete. This will help prevent insurance fraud and streamline payments to honest providers and hospitals.

Healthereum has created a global platform to improve quality of care starting with the healthy individual and ending with the healthy patient.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

OPERATING AGREEMENT

OF

HEALTHEREUM, LLC

ANY SECURITIES ISSUED PURSUANT TO THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND, AS SUCH, THEY MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS THE SECURITIES HAVE BEEN QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS SUCH QUALIFICATION AND REGISTRATION IS NOT LEGALLY REQUIRED. TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT MAY BE FURTHER SUBJECT TO THE RESTRICTIONS, TERMS AND CONDITIONS SET FORTH HEREIN.

OPERATING AGREEMENT

OF

HEALTHEREUM, LLC

THIS AMENDED OPERATING AGREEMENT of Healthereum, LLC (the "*Agreement*") is made and entered into as of September 15, 2018 (the "*Effective Date*"), by Steve Chung and Prasad Kothapalli as the initial members of the Company (the "*Initial Members*"), and the persons who become Members of the Company in accordance with the provisions hereof and whose names are added as Members on Schedule "A" hereto.

BACKGROUND

The parties to this Agreement desire to organize the Company under the laws of the State of Wyoming for the purposes set forth in Section 2.03 below.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1. Defined Terms. The terms used in this Agreement, with their initial letters capitalized, unless the context thereof otherwise requires, have the meanings specified in this Section 1. The singular includes the plural and the masculine gender includes the feminine and neuter, and vice versa, as the context requires. When used in this Agreement, the following terms have the meanings set forth below:

1.01   *Act* means the Wyoming Liability Company Act, *et seq.*, as the same may be amended from time to time.

1.02   *'40 Act* has the meaning assigned to such term in Section 2.11.

1.03   *Additional Member* has the meaning assigned to such term in Section 3.04(a).

1.04   *Adjusted Capital Account Deficit* has the meaning assigned to such term in Section 6.05(a)(iii).

1.05   *Affiliate* means a Person who directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with the Person in question.

1.06   *Agreement* means this Operating Agreement of Healthereum, LLC as originally executed and as amended, modified, supplemented or restated from time to time in accordance with the terms of this Agreement. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder" when used with reference to this Agreement, refer to this Agreement as a whole unless the context otherwise requires.

1.07   *Attorney-in-Fact* has the meaning assigned to such term in Section 4.14.

1000897v.1

1.08　*Business Day* means any day except a Saturday, Sunday or other day on which commercial banks in Cheyenne, Wyoming are authorized or required by law to close.

1.09　*Capital Account* means a separate account maintained by the Company for each Member for the term of this Agreement in accordance with the maintenance of capital account rules of Regulation § 1.704-1(b)(2)(iv) as in effect from time to time, and, to the extent not inconsistent therewith, to which the following provisions apply:

(a)　To each Member's Capital Account there will be credited (i) the amount of money contributed by such Member to the Company (including liabilities of the Company assumed by such Member to the Company (including liabilities of the Company assumed by such Member as provided in Regulation § 1.704-1(b)(2)(iv)(c)); (ii) the fair market value of any property contributed to the Company by or on behalf of such Member (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code § 752); and (iii) such Member's share of the Company's Profit and items of income and gain that are specially allocated.

(b)　To each Member's Capital Account there will be debited (i) the amount of money distributed to such Member by the Company (including liabilities of such Member assumed by the Company as provided in Regulation § 1.704-1(b)(2)(iv)(c)) other than amounts which are in repayment of debt obligations of the Company to such Member; (ii) the fair market value of property distributed to such Member (net of liabilities secured by such property that such Member is considered to assume or take subject to); and (iii) such Member's share of the Company's Loss or items of loss or deduction that are specially allocated.

(c)　To each Member's Capital Account there will be credited, in the case of an increase, or debited, in the case of a decrease, such Member's share of any adjustment to the adjusted basis of Company assets to the extent provided by Regulation § 1.704-1(b)(2)(iv)(m).

(d)　The Capital Account of a transferee Member includes the appropriate portion of the Capital Account of the Member from whom the transferee Member's Interests were obtained.

1.10　*Capital Contribution* means the amount of cash and/or the fair market value of property contributed to the capital of the Company by or on behalf of a Member, in exchange for Units of Interest in the Company.

1.11　*Certificate* means the Certificate of Formation, as amended from time to time, filed or to be filed with the Wyoming Secretary of State pursuant to which the Company has been organized as a Wyoming limited liability company under the Act.

1.12　*(a) Class A Voting Member* has the meaning assigned to such term in Section 3.01(a).

(b) Class B Voting Member has the meaning assigned to such term in Section 3.01(b)

(c) HLTH Non-Voting Member has the meaning assigned to such term in Section 3.01(c).

(d) Preferred Member has the meaning assigned to such term in Section 3.01(d)

1.13   *(a) Class A Voting Unit* has the meaning assigned to such term in Section 3.01(a).

(b) Class B Voting Unit has the meaning assigned to such term in Section 3.01(b).

(c) HLTH Non-Voting Unit (security token) has the meaning assigned to such term in Section 3.01(c).

(d) Preferred Unit has the meaning assigned to such terms in Section 3.01(d).

1.14   *Code* means the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code includes any corresponding provision or provisions of succeeding law.

1.15   *Company* means Healthereum, LLC, a Wyoming limited liability company.

1.16   *Control* of a Person means, with respect to a Person that is a corporation, the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the securities of the controlled corporation and, with respect to a Person that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person.

1.17   *Effective Date* has the meaning assigned to such term in the first paragraph of this Agreement.

1.18   *Indemnified Party* means each Person who is or was a Member, the Manager, officer, employee or agent of the Company, or any shareholder, partner, member, manager, director, officer, employee or agent of the Manager, or any legal representative of any of the foregoing.

1.19   *Initial Members* means Steve Chung and Prasad Kothapalli.

1.20   *Interest* has the meaning assigned to such term in Section 3.01.

1.21   *IRS* means the Internal Revenue Service.

1.22   *Liquidation* has the meaning assigned to such term in Section 8.02(a).

1.23   *Manager* means the Person designated in Article 4 of this Agreement to manage the affairs of the Company.

1.24   *Manager Termination Event* has the meaning assigned to such term in Section 4.03.

1.25   *Member* means any Person executing this Agreement as of the date of this Agreement (including the Initial Members), or later admitted to the Company as a Member as provided in this Agreement and has the same meaning as the term "member" under the Act, but does not include any Person who has ceased to be a Member of the Company.

1.26   *Nonrecourse Deduction* has the meaning provided in Regulation § 1.704-2(b)(1).

1.27   *Nonrecourse Liability* has the meaning provided in Regulation § 1.704-2(b)(3).

1.28   *Offer* and *Offering Member* have the respective meanings assigned to such terms in Section 7.03.

1.29   *Partner Nonrecourse Debt* has the meaning provided in Regulation § 1.704-2(b)(4).

1.30   *Partner Nonrecourse Debt Minimum Gain* means an amount determined in accordance with Regulation § 1.704-2(i)(3) with respect to each Partner Nonrecourse Debt that would be Partnership Minimum Gain if such Partner Nonrecourse Debt were a Nonrecourse Liability.

1.31   *Partner Nonrecourse Loan* means a loan made to, or credit arrangement for the benefit of, the Company by a Member or by a Person related to a Member (as defined in Regulation §1.752-4(b)), which by its terms exculpates the Members from personal liability on the debt, but under which such Member or related person bears the ultimate economic risk of loss within the meaning of Regulation § 1.752-2.

1.32   *Partnership Minimum Gain* means the excess of liabilities to which property of the Company is subject and for which no Member has any economic risk of loss, over the adjusted basis of such property for federal income tax purposes or, if there has been a revaluation of the assets as permitted or required under Regulation § 1.704-1(b)(2)(iv)(d), (f) or (r), over the adjusted "book value" of the assets computed as required under Regulation § 1.704-2(d)(3).

1.33   *Person* means a natural person, corporation, partnership, joint venture, trust, estate, unincorporated association, limited liability company, or any other entity.

1.34   *Portfolio Company* means any Person in which the Company holds an equity interest or other securities (including any promissory note or other debt securities).

1.35   *Principal* means Steve Chung.

1.36   *Profit* or *Loss* means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code § 703(a)(1) are included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.36 is added to such taxable income or loss;

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(b)   Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.40, is subtracted from such taxable income or loss;

(c)   Items that are specially allocated to the Members under subparagraph 6.05(a) are excluded;

(d)   With respect to property (other than money) which has been contributed to the capital of the Company, Profit and Loss will be computed in accordance with the provisions of Regulation §1.704-1(b)(2)(iv)(g) by computing depreciation, amortization, gain, or loss upon the agreed value of such property on the books of the Company;

(e)   With respect to any property of the Company which has been revalued as required or permitted by Regulations under Code § 704(b), Profit and Loss will be determined based upon the fair market value of such property as determined in such revaluation;

(f)   The difference between the adjusted basis for federal income tax purposes and the fair market value of any Company asset will be treated as gain or loss from the disposition of such asset in the event (i) any new or existing Member acquires additional Units of Interest in the Company in exchange for a contribution to capital of the Company; and (ii) such Company asset is distributed to a Member as consideration for a reduction of such Member's interests in the Company or in liquidation of such interests as defined in Regulation § 1.704-1(b)(2)(ii)(g); and

(g)   Interest paid on loans made to the Company by a Member and salaries, fees, and other compensation paid to any Member will be deducted in computing Profit and Loss.

1.37   *Property* means a commercial real estate property purchased by the Company or a Portfolio Company.

1.38   *Prospective Purchaser* has the meaning assigned to such term in Section 7.03.

1.39   *Regulations* means the regulations promulgated by the United States Department of Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Regulations include any corresponding provision or provisions of succeeding, similar, substitute, proposed, or final regulations.

1.40   *Subsidiary* means, with respect to a Person, a corporation, partnership or other entity, a majority of the outstanding equity interests of which is owned or controlled, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person.

1.41   *Tax Matters Partner* or *TMP* means the Member who has been designated pursuant to Section 9.05(b) below as the tax matters partner as defined in Section 6231(a)(7) of the Code.

1.42   *Unit* means a Class A Voting Unit, Class B Voting Unit, Preferred Unit or HLTH Non-Voting Unit. 400 million Class A Units are authorized to be issued and 200 million Class B Units are authorized to be issued. 200 million Preferred Units are authorized to be issued and 200 million HLTH Units are authorized to be issued. 97.8 million Class A Units are held by the Initial Members. 1 million Class B Units are held by the Initial Members. 7.7 million HLTH Units are held by the Initial Members. The authorized number of Units may be increased or decreased by appropriate corporate action as described elsewhere in this Agreement. The ownership of Units shall be maintained on a ledger annexed hereto as Schedule "B".

2.   Organization.

2.01   Formation. By their execution of this Agreement, each of the Members hereby authorizes, ratifies and approves the filing of the Certificate pursuant to the Act with the Wyoming Secretary of State. The Company became a Wyoming limited liability company upon such filing on June 5, 2018.

2.02   Name. The name of the Company is "Healthereum, LLC," and all Company business will be conducted in that name or such other names that comply with applicable law as the Manager may from time to time designate.

2.03   Purpose and Scope. Subject to the provisions of this Agreement, the purpose of the Company is to engage in any lawful activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary, convenient, desirable or incidental to the foregoing, including without limitation acquiring, holding and disposing of real estate and such other investments as may be permitted by law.

2.04   Registered Office. The registered office of the Company required by the Act to be maintained in Wyoming is the office identified in the Certificate, or such other office as the Manager may designate from time to time in the manner provided by law.

2.05   Term. The term of existence of the Company commenced on the date of filing of the Certificate as described in Section 2.01 hereof, and continues until the Company is dissolved in accordance with the provisions of this Agreement. The existence of the Company as a separate legal entity continues until the cancellation of the Certificate.

2.06   No State Law Partnership. The Members intend that the Company be treated as a partnership for federal and state income tax purposes, as and if permitted by law. The Members intend that this Agreement not be deemed to create a limited partnership or any other kind of partnership or joint venture. The Members intend that no Member, by virtue of this Agreement, will be deemed a partner of, or a joint venturer with, any other Member for any purpose, other than federal and state income tax purposes, and this Agreement must not be construed to suggest otherwise.

2.07   No Agency. Except as provided herein, nothing herein contained may be construed to constitute any Member as the agent of any other Member or to limit in any manner the Members in the carrying on of their own respective business or activities.

2.08   Liability to Third Parties. No Member is liable for the debts, obligations or liabilities of the Company solely by virtue of ownership of any Units of Interest in the Company, whether arising in contract, tort or otherwise, including under a judgment, decree or order of a court.

2.09   Withdrawal. No member has the right or power to withdraw from the Company as a Member except as set forth in Section 7 below. No purported withdrawal of a Member from the Company in violation of this Agreement will be of any effect.

2.10   Company Property. The Company is the sole owner of all assets and rights conveyed to the Company by any Member or any third party. A Member has no interest in specific Company property, assets and rights, including property, assets and rights conveyed by a Member to the Company, unless otherwise agreed in writing by the Company and such Member or as otherwise set forth herein.

2.11   Company Not a Registered Investment Company. The Company is not registered as an investment company under the Investment Company Act of 1940 (the "*'40 Act*"); *provided* that the Company may so register if required by applicable law or if the Manager deems it advisable or necessary. Notwithstanding anything to the contrary in this Agreement, no Member may take any action without the prior written consent of the Manager if the action would require the Company to register as an investment company under the '40 Act.

3.   Membership Interest; Capital Contributions.

3.01   Membership Interests. Each Member owns Units of membership interest in the Company ("*Interest*") as maintained in the records of the Company, as the same may be amended from time to time. The Units of Interest of a Member have the following attributes:

(a)   The term "*Class A Voting Unit*" means a Unit having voting rights and the additional rights and obligations set forth in this Agreement. A Member holding Class A Voting Units is referred to as a "*Class A Voting Member.*"

(b)   The term "Class B Voting Unit" means a Unit having voting rights and the additional rights and obligations set forth in this Agreement. A Member holding Class B Voting Units is referred to as a "Class B Voting Member."

(c)   The term "HLTH Non-Voting Unit" means a Unit having no voting or derivative shareholder rights, but will have other rights and obligations of Class A Voting Units. A Member holding HLTH Non-Voting Units is referred to as a "HLTH Non-Voting Member."

(d)   The term "Preferred Unit" means a unit having the additional rights and obligations sets forth in this agreement with no voting rights. A Member holding Preferred Units is referred to as a "Preferred Member."

3.02   Representations and Warranties. Each Member hereby represents and warrants to the Company and each other Member that (a) such Member has duly executed and delivered this Agreement, and (b) such Member's execution, delivery, and performance of this Agreement do not

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conflict with any other agreement or arrangement to which such Member is a party or by which it is bound.

3.03   Initial Members. Upon the execution of this Agreement or a counterpart of this Agreement and the contribution by the Initial Member to the Company of the Initial Members' Capital Contribution, the Initial Members are deemed admitted as a Members of the Company. The Initial Members are Class A Voting Members, Class B Voting Members and Preferred Members, and the Units held by the Initial Members are Preferred Units, Class A Voting Units and Class B Voting Units.

3.04   Additional Members; Additional Classes of Units.

(a)   Additional Members. From and after the date hereof, any Person may become a Member in the Company ("*Additional Member*") (i) with the consent of the Manager in its sole discretion, and by the issuance of Units by the Company for such consideration as the Manager determines in its sole discretion; or (ii) as a permitted transferee of a Member's Units or any portion thereof under Section 7 hereof, subject to the terms and conditions of this Agreement. Prior to becoming an Additional Member, the Person must execute the Admission Agreement substantially in the form attached hereto as Schedule "A" as the same may from time to time be amended by the Manager, and the Person must contribute to the Company the Capital Contribution set forth next to such Person's name on Schedule "A" as appropriately revised. The Manager shall in its sole discretion determine the amount of any Additional Member's Capital Contribution.

(b)   Additional Classes of Units. Except as expressly provided herein or as required by law, the Company shall not, without the written consent by the holders of at least two-thirds of the then Class A and Class B Voting Units (the "Class A/Class B Units"), authorize or issue, or obligate itself to authorize or issue, any other equity security senior to or on a parity with the Class A/Class B Voting Units as to voting rights, preferences, privileges and restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and other rights applicable to the units representing such additional classes.

(c)   Security Tokens. The Company shall be authorized by 2/3 of the Class A/Class B Voting Units to designate and/or issue security tokens equivalent to any Non-Voting Shares subject to the provisions of subsection (b) of this Paragraph. This includes, but is not limited to, at least 100,000,000 common units to be designated as Healthereum Tokens under the putative symbol HLTH to be classified as Non-Voting Units.

(d)   Other Tokens. The Company shall retain the express right to issue non-security tokens of any kind at its sole discretion so long as such non-security tokens do not bear any of the rights of the units authorized by subsection (b) of this Paragraph.

3.05   Capital Accounts. The Company shall maintain a separate Capital Account for each Member, which must be maintained in strict accordance with the Regulations promulgated under Code § 704(b). The Company also must make any appropriate modifications to the Capital Accounts in the event that the Members, or their tax advisors, determine that the provisions contained in this Agreement do not otherwise comply with Regulations § 1.704-1(b). In addition, the Company shall

9

maintain such other separate and additional accounts for each Member as are necessary to reflect accurately the rights and interests of the respective Members.

3.06 Additional Capital Contributions. The Manager may from time to time determine that additional Capital Contributions are needed to enable the Company to pay the reimbursement of certain fees, costs and expenses as described in Section 4.11, to pay interest or other expenses of the Company for borrowed money or other actual expenses of the Company, to make additional investments, or to otherwise conduct the business of the Company. To the extent that the Manager makes such a determination, the Manager may, upon the approval of the holders of at least two-thirds of the Class A/Class B Voting Units, cause the Company to place or sell additional Class A/Class B Voting Units or HLTH Non-Voting Units for purchase. Additional Capital Contributions shall be made in accordance with the respective number of Class A/Class B Voting Units held by the Class A/Class B Voting Members, and additional Class A/Class B Voting Units or HLTH Non-Voting Units shall be issued on the same terms as the Class A/Class B Voting Units or HLTH Non-Voting Units issued for the initial Capital Contributions; *provided that*, any Class A/Class B Voting Member that elects to contribute the required additional Capital Contribution will have the right to subscribe for more than such Class A/Class B Voting Member's pro rata share of Class A/Class B Voting Units to the extent that other Class A/Class B Voting Members elect not to participate in such additional Capital Contributions. The Interest of any Class A/Class B Voting Member that elects not to provide at least such Class A/Class B Voting Member's pro rata portion of the required additional Capital Contribution shall be reduced proportionate to such shortfall. In the event that the requirement to make additional Capital Contributions applies to less than all classes of Members, the respective Capital Accounts of the Members making such Capital Contributions will be appropriately adjusted. To the extent that any Class A/Class B Voting Units or HLTH Non-Voting Units remain unsold following a request for additional Capital Contributions from existing Class A/Class B Voting Members pursuant to this Section 3.06, the Manager may in its sole and absolute discretion cause the Company to offer such Class A/Class B Voting Units or HLTH Non-Voting Units to prospective Additional Members on the same terms as offered to existing Class A/Class B Voting Members in accordance with Section 3.04(a).

3.07 Manner of Making Capital Contributions. The Manager, in its sole and absolute discretion, may permit a Member to make any Capital Contribution in the form of cash or other property (which may include securities, one or more promissory notes, or other property). If any Capital Contribution is made in any form other than cash, then the amount of such Capital Contribution will be the fair market value of such property, as determined by the Manager. The Manager may, as a condition to permitting a Capital Contribution to be made in the form of a promissory note or similar instrument evidencing indebtedness, require the Member to pledge some or all of his, her or its Units to the Company or to grant a security interest in other assets or property of such Member to secure the obligation evidenced by such promissory note or other instrument, in each case on such terms as the Company and such Member may agree.

3.08 Return of Capital. To the extent that the Company does not invest, or enter into commitments to invest, all of the net Capital Contributions (Capital Contributions received by the Company less Company formation expenses, expenses incurred in connection with offering the Class A/Class B Voting Units and HLTH Non-Voting Units for sale, any operating expenses, Management Fee, Property acquisition and related costs (collectively, "*Company Costs and Fees*") and Company operating reserves determined by the Manager pursuant to this Agreement) the Company will distribute to the Class A/Class B Voting Members, on a pro-rata basis within the class, an amount equal to the portion of such net Capital Contributions that exceeds the aggregate amount determined by the Manager to be retained for payment of any unpaid Company Costs and Fees and for the Company's future operating reserves. Except for the foregoing and as otherwise provided for herein, no Member has the right to withdraw the Member's Capital Contribution or to demand or receive the return of any portion of the Member's Capital Contribution.

3.09 _No Interest on Capital Contributions_. No Member will receive any interest on the Member's Capital Contributions to the Company or the Member's Capital Account.

3.10 _Rights of Member Upon Death or Incapacity_. Following the death or incapacity of a Member, the Member and such Member's legal representatives or heirs shall cease to have rights as a Member under this Agreement and shall not be entitled to claim an accounting or to take any action or proceeding in any court for a partition or winding up of the Company's assets, nor otherwise affect the rights, obligation and liabilities of the parties to this Agreement. In such event, the legal representatives or heirs will only have the right to receive distributions from the Company with respect to the deceased or incapacitated Member's Preferred/Class A/Class B Voting Units or HLTH Non-Voting Units.

4. _Management_.

4.01 _Management_. The powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company will be managed under the direction of, the Manager, whether or not any Additional Members are admitted to the Company. Unless otherwise expressly set forth herein, the Manager has the sole, exclusive and complete discretion, power and authority, subject in all cases to the provisions of this Agreement and to the requirements of applicable law, to manage, control, administer and operate the business and affairs of the Company and to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by a manager of a limited liability company under the Act, and including without limitation, for Company purposes, the power to:

(a) acquire by purchase, lease or otherwise any real or personal property, tangible or intangible, including but not limited to digital currency;

(b) construct, operate, maintain, finance and improve, and to own, sell, convey, assign, mortgage or lease any real estate and any personal property; _provided that_, the Company shall be permitted to encumber any real estate and any personal property of the Company with the consent of Members holding at least a majority of the Class A/Class B Voting Units;

(c) sell, dispose, trade or exchange Company assets in the ordinary course of the Company's business;

(d) form, and make investments in, Portfolio Companies;

(e) convert any convertible note, shares of convertible stock or other convertible security, or exercise any option, warrant or other exercisable security included among the Company assets;

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(f)   vote or otherwise take action with respect to shares of stock or other securities or digital assets of other business entities held by the Company;

(g)   exercise all of the rights of the Company as a secured party under any security agreement or similar agreement to which the Company may be a party;

(h)   enter into agreements and contracts, exercise all of the rights of the Company under any such agreements or contracts, and give receipts, releases and discharges;

(i)   purchase liability and other insurance to protect the Company's properties and business;

(j)   borrow money for and on behalf of the Company and, in connection therewith, execute and deliver instruments authorizing the confession of judgment against the Company; *provided that*, the Company shall be permitted to borrow money for the Company with the consent of at least a majority of the holders of the Class A/Class B Voting Units;

(k)   execute or modify leases with respect to any part or all of the assets of the Company;

(l)   prepay, in whole or in part, refinance, amend, modify or extend any mortgages or deeds of trust which may affect any asset of the Company and in connection therewith to execute for and on behalf of the Company any extensions, renewals or modifications of such mortgages or deeds of trust;

(m)   execute any and all other instruments and documents which may be necessary or, in the opinion of the Manager, desirable to carry out the intent and purpose of this Agreement, including, but not limited to, documents whose operation and effect extend beyond the term of the Company;

(n)   make any and all expenditures that the Manager, in its sole discretion, deems necessary or appropriate in connection with the management of the affairs of the Company and the carrying out of its obligations and responsibilities under this Agreement, including, without limitation, all legal, accounting and other related expenses incurred in connection with the organization and financing and operation of the Company, and the hiring of employees;

(o)   invest and reinvest the funds of the Company in securities, instruments or other investment property or interests (including without limitation equity securities, money market funds, short-term instruments, investment contracts, notes, certificates of deposit, interest-bearing depository accounts, annuities, or other investment property), to the extent permitted by the Act, the '40 Act, and this Agreement; and

(p)   enter into any kind of activity necessary to, in connection with, or incidental to, the accomplishment of the purposes of the Company.

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4.02   Supermajority Vote of Class A and B Voting Members. Without the consent of Members holding at least ninety-five percent (95%) of the Class A/Class B Voting Units outstanding, the Company shall not:

(a)   take any action in contravention of this Agreement;

(b)   perform any act that would make it impossible to carry on the ordinary business of the Company;

(c)   convert the Company into any other legal form;

(d)   merge into any other entity; or

(e)   remove the Manager.

4.03   Replacement of Manager. The Manager will hold office until such Manager should resign upon written notice to the Company and the Members, be removed for gross negligence, willful misconduct or fraud by the vote or written consent of Members holding at least ninety-five percent (95%) of the Class A/Class B Voting Units, or (if the Manager is an individual), die or become permanently disabled to the point where the disabled Manager cannot participate in the affairs of the Company (each, a "*Manager Termination Event*"). In the event of a Manager Termination Event, only Members holding at least ninety-five percent (95%) of the Class A/Class B Voting Units may select a Person to be a replacement Manager. There is no requirement that the Manager be a Member.

4.04   Delegation of Authority and Duties.

(a)   The Manager may, from time to time, by unanimous consent of the Class A/Class B Voting Members, delegate to one or more Persons such authority and duties as the Manager may deem advisable. In addition, the Manager may, from time to time, assign in writing titles (including, without limitation, President, Vice President, Secretary, Treasurer and Assistant Treasurer) to any such Person. Unless the Manager specifies otherwise, if the title is one commonly used for officers of a business corporation formed under the laws of the State of Wyoming, the assignment of such title constitutes the delegation to such Person of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made pursuant to the first sentence of this Section 4.04 any number of titles may be held by the same Person. Any delegation pursuant to Section 4.04(a) may be revoked at any time by the Manager.

(b)   Any Person dealing with the Company, other than a Member, may rely upon the authority of any officer designated in writing as such by the Manager in accordance with Section 4.04(a) above in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

4.05   Members and Manager Have No Exclusive Duty to the Company. The Members, the Manager and their respective Affiliates may have other business interests and may engage in other activities in addition to those related to the Company. Neither the Company, nor the Manager, nor any

1000897v.1

Member or any Affiliate thereof has any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Members or the Manager or the respective Affiliates thereof or to the income or proceeds derived therefrom. This Agreement does not preclude or limit, in any respect, the right of the Manager, any Member or any Affiliate thereof to engage or invest, directly or indirectly, in any business activity or venture of any name or description, whether such activity or venture competes with any Portfolio Company, the Company, any other Member, or any Affiliate thereof, and neither the Manager, any Member, nor any Affiliate thereof has any obligation to offer any such business activity or venture to the Company.

4.06   Related Transactions. Each Member understands and acknowledges that:

(a)   The conduct of the Company's business may involve business dealings and undertakings between the Company and the Manager, the Members, or their respective Affiliates.

(b)   The Members, the Manager and their respective Affiliates may serve as directors, officers, consultants or employees of Portfolio Companies, and such Members, Manager or their respective Affiliates, as applicable, may receive compensation from such Portfolio Companies on account of such service.

(c)   The Members, the Manager and their respective Affiliates may engage in business dealings with the Company or Portfolio Companies.

4.07   Indemnification. The Company shall indemnify and hold harmless, to the fullest extent permitted by law, any Indemnified Party as follows:

(a)   The Company shall indemnify and hold harmless, to the fullest extent permitted by law, any Indemnified Party from and against any and all losses, claims, damages, liabilities, expenses (including reasonable legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, costs, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnified Party may be involved, or threatened to be involved, as a party or otherwise, by reason of the Indemnified Party's status as a current or former Member, Manager, officer, employee or agent of the Company or as a manager, director, employee, officer or agent of another entity (including without limitation any employee benefit plan) if such Person was so serving at the request of the Company, in each case regardless of whether such Indemnified Party continues in such capacity at the time any such liability or expense is paid or incurred, and regardless of whether any such action, suit or proceeding is brought by a third party. With respect to any Member who may be an Indemnified Party, the Company will only indemnify such Member if the Member acted in good faith, within what is reasonably believed to be the scope of such Member's authority and for a purpose that it reasonably believed to be the best interest of the Company or the other Members. The provisions of this Section 4.07 are a contract right enforceable by an Indemnified Party against the Company and will inure to the benefit of the heirs and legal representatives of an Indemnified Party.

(b)   Upon such conditions as it deems appropriate, the Company may pay the expenses incurred by an Indemnified Party in defending any civil, criminal, administrative or investigative action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, but only upon the prior receipt of a written undertaking by or on behalf of such Indemnified Party to repay all of such advances if it is ultimately determined that the Indemnified Party was not entitled to such indemnification.

(c)   Notwithstanding any other provision of this Section 4.07, the Company shall pay or reimburse expenses incurred by an Indemnified Party in connection with such Person's appearance as a witness or other participation in a proceeding involving or affecting the Company at a time when the Indemnified Party is not a named defendant or respondent in the proceeding.

(d)   The Manager may cause the Company to purchase and maintain insurance or another arrangement on behalf of an Indemnified Party for any liability that may be asserted against the Indemnified Party and incurred by the Indemnified Party in that capacity arising out of the Indemnified Party's status in that capacity, regardless of whether the Company would have the power to indemnify the Indemnified Party against that liability under this Section 4.07.

(e)   The indemnification provided by this Section 4.07 is in addition to any other rights to which an Indemnified Party may be entitled under any agreement, as a matter of law or otherwise.

(f)   Subject to Section 4.07(a), an Indemnified Party will not be denied indemnification in whole or in part under this Section 4.07 solely because the Indemnified Party had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(g)   It is the intent of this Section 4.07 that the Company indemnify each Indemnified Party to the maximum extent permitted by law (including the Act, as amended from time to time).

4.08   Liability of the Manager and Members.

(a)   Neither the Manager nor any Member will be personally liable for the debts or obligations of the Company.

(b)   Neither the Manager nor any Member will be liable, responsible or accountable in damages or otherwise to the Company or any other Member for any action taken or failure to act (even if such action or failure to act constitutes simple negligence) on behalf of the Company within the scope of the authority conferred on the Manager or such Member by this Agreement or by law, if the Manager or such Member acted in good faith and in a manner the Manager or such Member reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Manager's or such Member's conduct was unlawful. The Manager will be liable for its own gross negligence and willful misconduct.

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(c)   Any Member who receives a distribution or return, in whole or in part, of such Member's Capital Contribution may be liable for repayment of all or some of the distribution(s) to the Company as necessary to discharge liabilities of the Company to creditors who have extended credit whose claims arose before such distribution was made.

4.09   Right of Third Parties to Rely on Authority of the Manager or Company Officers. Notwithstanding any other provision of this Agreement to the contrary, no seller, purchaser or other third party with whom the Company enters into a contract, including without limitation any purchaser of property or assets of the Company, will be required to look to the application of proceeds hereunder or to verify any representation by the Manager or the officers, if any, as to the extent of the interest in the assets of the Company that the Manager or the officers, if any, are entitled to acquire, sell or otherwise use; and any such seller, purchaser or other third party will be entitled to rely exclusively upon the representations of the Manager or the officers, if any, as to their authority to enter into such purchase, sale or other arrangements and will be entitled to deal with the Manager or the officers, if any, as if they were the only parties in interest therein, both legally and beneficially. Each Member and assignee hereby waives any and all defenses or other remedies that may be available against any such seller, purchaser or other third party to contest, negate or disaffirm any action of the Manager or the officers, if any, in connection with any such sale, purchase or other contract. In no event will any Person dealing with the Manager or the officers, if any, with respect to any business or property of the Company be obligated to ascertain that the terms of this Agreement have been complied with, and each such Person will not be obligated to inquire into the necessity or expedience of any act or action of the Manager or the officers, if any, and every contract, agreement, deed or other instrument or document executed by the Manager or the officers, if any, with respect to any business or property of the Company is conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and/or delivery thereof this Agreement was in full force and effect, (ii) such instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Company, and (iii) the Manager or the officers, if any, were duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Company.

4.10   Limitations on Authority. The authority of the Manager or of the Class A/Class B Voting Members, as applicable, over the conduct of the affairs of the Company are subject only to such limitations as are expressly stated in this Agreement or the Certificate.

4.11   Reimbursement of Certain Fees, Costs and Expenses. The Manager is entitled to receive full reimbursement from the Company for all reasonable management expenses and overhead (which shall include reimbursement for healthcare benefits, reasonable travel expenses, car allowance and its associated insurance fees), and accounting, legal, secretarial, office management and similar fees, costs and expenses incurred on behalf of the Company (including without limitation any such fees, costs or expenses incurred in connection with the organization and start-up of the Company).

4.12   Salaries of Officers. Officers of the Company shall not be entitled to a salary or fees for their services to the Company.

4.13   Key Person Provision.

(a)   If at any time while the Manager is the manager of the Company, (i) the Principal dies or becomes permanently disabled to the point where such Principal is unable to participate in the affairs of the Manager or (b) the Principal ceases to own at least a majority of the equity voting interests or otherwise control the management decisions of the Company (each, a "*Key Person Event*"), the following shall apply:

(i)   The Company shall promptly (but in any event within five Business Days) notify the Members of such Key Person Event;

(ii)   Within 30 days of receiving such notice, the Class A/Class B Voting Members may require the Company to enter into a "Suspension Period" pursuant to a written consent signed by Class A/Class B Voting Members holding at least two-thirds of all of the outstanding Class A/Class B Voting Units and provided to the Company other than those held by the Manager (the "*Suspension Date*");

(iii)   During any Suspension Period, the Company shall be prohibited from entering into any new agreements or arrangements to acquire (by purchase, lease or otherwise) any real property on behalf of the Company that is not already the subject of an agreement or arrangement existing prior to Suspension Date;

(iv)   If the Company enters into a Suspension Period, it shall be entitled to propose one or more replacement principals of the Manager, who shall be deemed approved if the Class A/Class B Voting Members do not object to such appointment, by way of providing to the Company and the Manager a written consent containing such objection signed by the holders of at least two-thirds of all of the outstanding Class A/Class B Voting Units, within 15 calendar days of receiving notice of the Manager's proposed replacement(s). Upon approval, or deemed approval, of a replacement principal(s) of the Manager, the Suspension Period will terminate and the restrictions set forth in this Section 4.13(a)(iii) shall no longer apply;

(v)   The Class A/Class B Voting Members shall not unreasonably object to any replacement principal(s) proposed by the Company. The Investment Period shall be tolled during the time period beginning on the date of the Key Person Event and ending on the date of approval, or deemed approval, of the replacement(s) pursuant to this Section 4.13.

4.14   Power of Attorney.   Each Member constitutes and appoints the Manager appointed hereunder as the Member's true and lawful attorney-in-fact ("*Attorney-in-Fact*"), and in the Member's name, place and stead, to make, execute, sign, acknowledge and file:

(a)   the Certificate or any amendment thereto;

(b)   All such documents or instruments to reflect the admission to the Company of an Additional Member, a substituted member, or the withdrawal of any Member, in the manner prescribed by this Agreement;

(c)   All such other documents or instruments which the Manager deems necessary, appropriate, or helpful in the ordinary course of the Company's business or in connection with the acquisition, financing, sale or leasing of any properties or refinancing of

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any debt of the Company including, but not limited to, deeds, leases, notes, mortgages, assignments of leases, security agreements, financing statements, affidavits of title, brokerage accounts and wire transfers of funds;

(d)   All documents which the Manager deems appropriate to reflect any amendment, change or modification of this Agreement;

(e)   Any and all other certificates or other instruments required to be filed by the Company under the laws of the State of Wyoming or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of Wyoming; and

(f)   All documents which may be required to dissolve and terminate the Company and to cancel its Certificate.

The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, survives the death or disability of a Member. It also survives the transfer of Units, except that if the transferee is approved for admission as a Member, this power of attorney survives the delivery of the assignment for the purpose of enabling the Attorney-in-Fact to execute, acknowledge, and file any documents needed to effect the substitution. Each Member will be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate, or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

5.   Meetings of the Class A/Class B Voting Members.

5.01   Voting. Each Class A Voting Unit entitles the Class A Voting Member holding such Class A Voting Unit to one vote. Likewise, each Class B Voting Unit entitles the Class B Voting Member holding such Class B Voting Unit to ten votes.

5.02   Meeting. Meetings of the Class A/Class B Voting Members may be called at any time by the Manager or by Members holding a majority of the Class A/Class B Voting Units. The Manager or Class A/Class B Voting Members calling the meeting may designate any place, either within or outside the State of Wyoming, as the place of meeting for any meeting of the Class A/Class B Voting Members.

5.03   Notice of Meetings. Except as provided in Section 5.04 below, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called must be delivered not less than one (1) Business Day before the date of the meeting, by or at the direction of the Manager or Class A/Class B Voting Members calling the meeting, to each Class A/Class B Voting Member.

5.04   Meeting of All Class A/Class B Voting Members. If all of the Class A/Class B Voting Members meet at any time and place, either within or outside the State of Wyoming, and consent to the holding of the meeting at such time and place, such meeting is valid without call or notice and at such meeting lawful action may be taken. Class A/Class B Voting Members may participate in a

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meeting of the Class A/Class B Voting Members by conference telephone or similar communications equipment by means of which all Persons participating in the meeting can speak to and hear each other, and participating in a meeting pursuant to this sentence constitutes presence in person at such meeting for purposes of this Agreement.

5.05   Record Date. For the purpose of determining Class A/Class B Voting Members entitled to notice of, or to vote at, any meeting of Class A/Class B Voting Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, will be the record date for such determination of Class A/Class B Voting Members. When a determination of Class A/Class B Voting Members entitled to vote at any meeting of Class A/Class B Voting Members has been made as provided in this Section 5.05, such determination applies to any adjournment thereof.

5.06   Quorum. Class A/Class B Voting Members holding a majority of the Class A/Class B Voting Units in the Company, represented in Person or by proxy, constitute a quorum at any meeting of Class A/Class B Voting Members. In the absence of a quorum at any such meeting, a majority of the Class A/Class B Voting Units so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days or, if after the adjournment, a new meeting date is fixed for the adjourned meeting, notice must be given to each Class A/Class B Voting Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

5.07   Manner of Acting. If a quorum is present, the vote of Members holding at least ninety-five percent (95%) of the Class A/Class B Voting Units present is the act of the Class A/Class B Voting Members, except as provided in Section 4.01(b), Section 4.01(i) and Section 11.11.

5.08   Proxies. At all meetings of the Class A/Class B Voting Members, Class A/Class B Voting Members entitled to vote may vote in Person or by proxy executed in writing by a Class A/Class B Voting Member or by a duly authorized attorney-in-fact. Any such proxy must be filed with the Company before or at the time of the meeting. No proxy is valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

5.09   Action by Class A/Class B Voting Members In Lieu of a Meeting. Action required or permitted to be taken at a meeting of the Class A/Class B Voting Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by those Members holding Class A/Class B Units that would be sufficient to take such action if voted on at a meeting of Class A/Class B Voting Members and delivered to the Company for inclusion in the minutes and for filing with the Company records. Action taken under this Section 5.09 is effective when the requisite number of Class A/Class B Voting Members have signed and delivered the consent, unless the consent specifies a different effective date. The record date for determining the Class A/Class B Voting Members entitled to take action without a meeting is the date the first Class A/Class B Voting Member signs a written consent.

1000897v.1

5.10   Waiver of Notice. When any notice is required to be given to any Class A/Class B Voting Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at or after the time stated therein, is equivalent to the giving of such notice.

6.   Distributions; Allocations.

6.01   Distributions. Distributions of net cash or property, after payment of due and payable indebtedness and replenishment of operating reserves, to the extent there are any, will be made at such time and in such amounts as determined by the Manager in its sole and absolute discretion. Any such distributions will be in accordance with the following:

(a)   To the extent that the Company distributes available net cash, including net cash flow from the Company's operations and net proceeds from a capital event with respect to any given Property, as determined by the Manager in its sole discretion, such proceeds shall be distributed, net of any expenses of the Company that may be paid out of such cash flow or proceeds, as follows:

(i)   First, one hundred percent (100%) First, 100% of such proceeds respectively to the holders of Preferred Units, the Class A/Class B Voting Units and HLTH Non-Voting Units on a pro rata bases, until the holders of Preferred Units, Class A/ Class B Voting Units and HLTH Non-Voting Units receive an amount equal to their aggregate Capital Contributions; and

(ii)   Thereafter, ninety-nine percent (99%) to, respectively, holders of Preferred Units, Class A/Class B Voting Units and HLTH Non-Voting Units in proportion to the number of Preferred Units, Class A/Class B Voting Units and HLTH Non-Voting Units held by each of them.

(b)   Tax Distributions. Notwithstanding subsection 6.01(a) above, the Company may, in the discretion of the Manager, make pro rata tax distributions to the Members, on or before April 10 of the year succeeding the prior taxable year, in an amount that the Manager determines is necessary for the Members to pay income taxes resulting from the taxable income allocated to such Members in the previous taxable year, less the amount of prior distributions made with respect to such year. The Manager will use its discretion to make these tax distributions in accordance with the intent of this Section 6.01(b). These distributions may be made prior to any other distributions, and may be made quarterly with respect to the income from that quarter or the income for the year to date. Distributions made pursuant to this Section 6.01(b) shall not count as a return of a Member's Capital Contribution for purposes of Section 6.01(a).

6.02   Treatment of Amounts Withheld from Any Distribution. All amounts withheld pursuant to the Code, the Regulations or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company will be treated as amounts distributed to the relevant Member or Members pursuant to Section 6.01(b), including amounts that the Manager determines should have been withheld but were not withheld.

6.03   Limitation Upon Distributions. The Manager has no obligation to make any distribution hereunder except as provided in Section 8.02. Without limiting the foregoing, no distribution may be declared and paid if the Manager determines that after the distribution is made: (1)

the Company would be unable to pay its debts as they become due in the usual course of business, or (2) the Company's total assets would be less than the sum of its total liabilities. The Manager may, at its election, reinvest any or all proceeds of any investments received by the Company as the Manager may determine.

6.04   Allocation of Profit and Loss. After giving effect to the special allocations set forth in Section 6.05 hereof, Profit and Loss will be allocated among the Members in accordance with the following:

(a)   Profit. Profit will be allocated in the following order of priority:

(i)   First, to Preferred, then Class A/Class B Voting Members and then HLTH Non-Voting Members in proportion to and to the extent of prior allocations of Loss and then 6.04(b)(ii).

(ii)   Thereafter, ninety-nine percent (99%) to respectively to the holders of Preferred Units, the Class A/Class B Voting Units and HLTH Non-Voting Units on a pro rata bases in proportion to the number of Preferred Units, Class A/Class B Voting Units or HLTH Non-Voting Units held by each of them.

(b)   Losses. Losses will be allocated to first to HLTH Non-Voting Members, then Class A/Class B Voting Members and Preferred Members to the extent of and in proportion to the prior allocation of Profit made in accordance with subparagraph 6.01(a)(ii) of this Agreement, but only to the extent such Profits were not distributed.

(c)   Final Year Allocations. Any allocation of Profit or Loss in the final year of the Company (or, if earlier, in the year of the sale of substantially all of the Company's assets and in such final year) shall be made in such fashion as necessary to allow distributions made under Section 6.01(a) to be in accordance with the priority set forth in such Section and the Capital Accounts of the Members. Any assets to be distributed in kind shall first be treated as sold at fair market value as determined by the Manager, and Profit or Loss allocated as provided herein prior to determining the manner of distribution.

6.05   Special Allocations.

(a)   Notwithstanding any other provision of this Agreement, the following allocations will be made prior to any other allocations under this Agreement and in the following order of priority:

(i)   If there is a net decrease in Partnership Minimum Gain during any fiscal year so that an allocation is required by Regulation § 1.704-2(f)(1), items of income and gain will be allocated to Members in the manner and to the extent required by such provision of the Regulation. This provision is intended to be a minimum gain chargeback within the meaning of Regulation § 1.704-2(f) and will be interpreted and applied consistently therewith.

(ii)   If there is a net decrease in the minimum gain attributable to a Partner Nonrecourse Loan during any fiscal year so that an allocation is required by Regulation § 1.704-

2(i)(4) (minimum gain chargeback attributable to a partner nonrecourse debt), items of income and gain will be allocated in the manner and to the extent required by such provision of the Regulations.

(iii)   If a Member unexpectedly receives any adjustment, allocation, or distribution, described in Regulation § 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain will be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, a negative Capital Account in excess of any amount of such deficit balance that such Member is obligated to restore or deemed obligated to restore under the Regulations (the "*Adjusted Capital Account Deficit*") of such Member as quickly as possible; *provided* that an allocation pursuant to this paragraph (iii) will be made only if, and to the extent that, such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in subparagraph 6.04 or this subparagraph 6.05 of this Agreement tentatively have been made as if this paragraph 6.05(a)(iii) were not in the Agreement.

(iv)   Any "Partner Nonrecourse Deduction," as defined in Regulation § 1.704-2(i)(2), will be allocated to the Member who bears the economic risk of loss with respect to the loan giving rise to such deduction within the meaning of Regulation § 1.752-2(a).

(v)   Notwithstanding anything else contained in this Agreement, Loss allocated to any Member pursuant to Section 6.04 of this Agreement will not exceed the maximum amount of Loss that may be allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of the fiscal year for which the allocation is made, to the extent that any Member of that class continues to have a positive Capital Account. Any Loss that cannot be allocated to a Member as a result of the limitation contained in this subparagraph 6.05(a)(v) will be allocated in proportion to the number of Units held by the Members of that class with positive Capital Accounts.

(b)   For income tax purposes, any item of income, gain, loss, deduction, or credit with respect to any property (other than money) that has been contributed by or on behalf of a Member to the capital of Company and which is required to be allocated to Members for income tax purposes under Code § 704(c) so as to take into account the variation between the tax basis of such property and its agreed value at the time of such contribution, will be allocated to the Members for income tax purposes in the manner required by such Code provision and the Regulations promulgated thereunder. If and when the Capital Accounts of Members are required to be adjusted pursuant to Regulation § 1.704-1(b)(2)(iv)(f) or (g) with respect to a revaluation of any asset of the Company, subsequent allocations of income, gain, loss, and deduction, including without limitation depreciation or deductions for cost recovery with respect to such asset, will take account of any variation between the then existing adjusted basis of such asset for federal income tax purposes and the agreed value as adjusted of such asset, as such computations may be required under Code § 704(b) and § 704(c) and principles thereof.

7.   <u>Transfers of Units</u>.

7.01   <u>General</u>. Without the written consent of the Manager, no Member has the right to:

(a)   sell, assign, pledge, hypothecate, transfer, exchange or otherwise transfer, directly or indirectly, for consideration all or any part of the Member's Units or any interest therein; or

(b)   transfer, directly or indirectly, for no consideration (whether by operation of law) all or any part of the Member's Units or any interest therein.

7.02   <u>Permitted Transfers</u>. Notwithstanding the provisions of Section 7.01, with the prior written consent of the Manager, any Member may, at any time or times, transfer such Member's Units (a) to any other Member, (b) to any Affiliate of a Member, (c) to the Company, (d) pursuant to the provisions of Sections 7.03 and 7.04 hereof or (e) if the transfer is in connection with a merger or corporate reorganization of a Member or the sale of all or substantially all of a Member's assets or business; *provided* that any such transferee who is not a party to this Agreement must execute and deliver an Admission Agreement annexed as Schedule "A" hereto.

7.03   <u>Limited Right to Dispose of Units</u>. If any Member at any time desires to sell such Member's Units, such Member (hereinafter sometimes called the "*Offering Member*") must first obtain a bona fide written offer that such Member desires to accept (hereinafter called the "*Offer*") to purchase all, but not less than all, of such Member's Units for a fixed cash price, paid in a single installment at closing. The Offer must set forth its date, the proposed price per percentage Interest, and the other terms and conditions upon which the purchase is proposed to be made, as well as the name and address of the Prospective Purchaser. If the Prospective Purchaser is an entity, the Offer must also identify all equity holders of the Prospective Purchaser. "*Prospective Purchaser*" as used herein means all prospective record owners of the Units subject to the Offer and all other persons and entities proposed to have a beneficial interest in such Units. Together with delivery of the Offer to the Offering Member, the Prospective Purchaser must deliver to an escrow agent reasonably acceptable to the Company a cash deposit in an amount equal to ten percent (10%) of the total purchase price for the Units subject to the Offer, which deposit (i) may be credited against the purchase price for any Units ultimately purchased by the Prospective Purchaser after compliance with the procedures set forth in this Agreement, and (ii) will be returned to the Prospective Purchaser (A) if the Offer is withdrawn by the Prospective Purchaser or (B) to any extent that such deposit is not credited against the purchase price for Units. The Offering Member shall transmit copies of the Offer to the Company and to the Initial Members within seven (7) calendar days after such Member's receipt of the Offer. Transmittal of the Offer to the Company by the Offering Member constitutes an offer by the Offering Member to sell to the Company and the Members of the relevant class, in accordance with the provisions of Section 7.04 hereof and upon the terms set forth in Section 7.05 hereof.

7.04   <u>Offer and Acceptance</u>. The Offers required under Section 7.03 of this Agreement, and the acceptance of those Offers must be made in the following manner:

(a)   The Offering Member must give written notice of the Offer to the Company. If the Offering Member fails to give notice, any other party to this Agreement may give notice.

(b)   The Company shall have the right, within sixty (60) calendar days following the delivery of notice of the Offer to the Company, to elect to purchase all or any part of the Offering Member's Units by giving written notice of acceptance to the Offering Member and the Company. If because of insufficient surplus or any other reason the Company may not lawfully purchase the offered Units, but desires to purchase said Units, the Manager may increase the capital of the Company as provided in Section 3.06, and the Members must promptly use their best efforts to do any other thing necessary or appropriate in order to enable the Company to lawfully purchase and redeem the Units in accordance with the provisions of this Agreement.

(c)   If the Company fails to elect to purchase all of the Offering Member's Units within the time period specified above, then the Company shall transmit copies of the Offer to the remaining Members of the relevant class within seven (7) calendar days following the earlier of (i) the expiration of the sixty (60) calendar day period within which the Company is permitted to elect to purchase the remaining Offering Member's Units or (ii) the delivery of a written notice by the Company in which it does not elect to purchase all of the remaining Offering Member's Units. Transmittal of the Offer to the remaining Members of the relevant class by the Company constitutes an offer by the Offering Member to sell to the remaining Members of the relevant class, in accordance with the provisions of this Section 7.04 and Section 7.05, the Offering Member's Units that the Company has not elected to purchase. The remaining Members of the relevant class, but not the Offering Member, have the right to elect to purchase, by giving written notice, not later than thirty (30) calendar days following the delivery of notice of the Offer to the remaining Members, all or any part of the remaining offered Units by giving written notice of acceptance to the Offering Member and the Company. If the Members give written notices that they desire to purchase Units greater, in the aggregate, than the total number of remaining offered Units, and if they are unable to agree between or among themselves as to the apportionment of the remaining offered Units within ten (10) calendar days after the end of the period specified in this Section 7.04(c) to accept the Offer, then each of the Members giving notice will be entitled to purchase an equal portion of the remaining offered Units, with the purchase price apportioned appropriately. The Manager shall be solely responsible for determining any such apportionment.

(d)   If, at the end of the option periods described in Section 7.04(b) and Section 7.04(c), options have not been exercised by the Members and/or the Company to purchase all of the Units of the Offering Member, the Offering Member, subject to Section 7.04(e) below, is free for a period of thirty (30) calendar days thereafter to sell any remaining Offered Units not being purchased by the Company or other Members pursuant to subsections 7.04(b) and 7.04(c) above to the Prospective Purchaser upon the terms set forth in Section 7.05 hereof.

(e)   If such Units are not so sold within the aforesaid 30-day period, the Offering Member is not permitted to sell such Units without again complying with all of the requirements of this Section 7.04.

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(f)   The Offering Member will be responsible for all costs and expenses, including legal and accounting fees, incurred by the Company as a result of any transfer under this Section 7.04.

7.05   Terms of Purchase.   Except as otherwise provided in this Agreement, any purchase of Units as provided in this Agreement will be on the following terms:

(a)   The purchase price for the Units is an amount equal to the purchase price set forth in the Offer.

(b)   The closing must be held within sixty (60) calendar days after acceptance of the Offer pursuant to Section 7.04 hereof.

(c)   The purchase price for the Units must be paid in full at closing.

(d)   At closing, the seller must deliver a written warranty of the seller, in form reasonably acceptable to the purchaser, that the seller has good and marketable title to the Units, free and clear of all liens, pledges, charges or encumbrances of any nature whatsoever.

(e)   At closing, and upon the delivery by the purchaser of cash or a certified check in an amount equal to the purchase price, the purchased Units will be transferred on the books of the Company to the purchaser.

7.06   Right of Withdrawal; No Interest.

(a)   Except upon dissolution of the Company or as specifically provided in Section 7.06(b), no Preferred/Class A/Class B Voting Member or HLTH Non-Voting Member has the right to withdraw from the Company or to demand or to receive the return of all or any part of its Capital Account or its Capital Contributions or any earnings thereon.

(b)   A Preferred Member, Class A/Class B Voting Member or HLTH Non-Voting Member has the right to withdraw as a Preferred Member, Class A/Class B Voting Member or HLTH Non-Voting Member from the Company at any time and forfeit all of its Preferred Units, Class A/Class B Voting Units or HLTH Non-Voting Units to the Company without compensation therefor. Upon such withdrawal, the Preferred Units, Class A/Class B Voting Units or HLTH Non-Voting Units of such Preferred Member, Class A/Class B Voting Member or HLTH Non-Voting Member are immediately forfeited (with no right to demand or to receive the return of all or any part of its Capital Account or its Capital Contributions or any earnings thereon), the remaining Members must amend this Agreement to reflect the forfeiture of such Preferred Units, Class A/Class B Voting Units or HLTH Non-Voting Units, and the Company must deliver a copy of this Agreement as so amended to each remaining Member; *provided* that a Member that withdraws pursuant to this Section 7.06(b) remains liable for all obligations hereunder prior to its withdrawal from the Company.

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7.07   Limitations of Transfers. Notwithstanding the provisions of this Section 7, no Units subject to this Agreement can be offered, sold, transferred, pledged or hypothecated to any person unless such Units are registered under the Securities Act of 1933 (which the Company is not obligated to do and which it does not anticipate doing in the future) or an exemption from registration is available and a favorable opinion of counsel acceptable to the Company to that effect is obtained by the Member transferring such Units. Further, the Units cannot be offered, sold, transferred, pledged or hypothecated, except in a transaction exempt from the registration requirements of the securities laws and regulations of the state in which the Units are offered and sold, and specific approval of such transfers may be required in some states.

8.   Dissolution.

8.01   Dissolution Events.

(a)   No Member has the right to terminate this Agreement or dissolve the Company.

(b)   The Company will be dissolved upon the earliest to occur of the following events:

(i)   the agreement by written consent of the Class A/Class B Voting Members holding at least ninety-five percent (95%) of the Class A/Class B Voting Units to dissolve the Company;

(ii)   the entry of a judicial decree of dissolution;

(iii)   the bankruptcy of the Company; and

(iv)   the disposition of the last Property held by the Company.

(c)   The Company is not terminated by the resignation, expulsion, bankruptcy, death or dissolution of a Member or Manager or occurrence of any other similar event.

8.02   Termination and Winding up of the Company.

(a)   Liquidation.   The Manager may determine to engage in a liquidation of the Company (a "*Liquidation*") upon a sale, transfer, conveyance or other disposition of all or substantially all of the Properties or other assets or business of the Company, *provided that*, (i) a consolidation with a wholly owned subsidiary of the Company, (ii) a merger effected exclusively to change the domicile of the Company, or (iii) an equity financing in which the Company is the surviving corporation, will not be deemed a Liquidation. Any Liquidation will be conducted as follows: An accounting of the assets, liabilities and operations of the Company through the last day of the month in which such Liquidation occurred will be made, and the affairs of the Company will be wound up and terminated. The Class A/Class B Voting Members, by unanimous consent, must appoint one or more of such Members to serve as the liquidating trustee of the Company. The liquidating trustee is

26

responsible for winding up and terminating the affairs of the Company and will determine all matters in connection therewith (including, without limitation, the arrangements to be made with creditors, to what extent and under what terms the assets of the Company are to be sold, and the amount or necessity of cash reserves to cover contingent liabilities) as the liquidating trustee deems advisable and proper; *provided, however*, that all decisions of the liquidating trustee will be made in accordance with the fiduciary duty owed by the liquidating trustee to the Company and each of the Members. The liquidating trustee will thereafter liquidate the assets of the Company as promptly as is consistent with obtaining the fair value thereof and the proceeds therefrom, to the extent sufficient therefor, will be applied and distributed in the following order:

(i)   to the payment and discharge of all of the Company's debts and liabilities to creditors (including any accrued but unpaid management fees and any other liabilities to Members who are creditors) in the order of priority as provided by law; and

(ii)   the balance, if any, to the holders of Preferred Units, Class A/Class B Voting Units and then HLTH Non-Voting Units in proportion to their Capital Contributions.

(b)   <u>Final Distribution After Occurrence of Liquidation</u>. Upon the occurrence of a Liquidation, after all of the assets of the Company have been distributed, the Company will terminate in accordance with relevant provisions of the Act.

(c)   <u>Effect of Entry of Judicial Dissolution under Act</u>. The entry of a decree of judicial dissolution of the Company under the Act constitutes a Liquidation.

9.   <u>Books and Records</u>.

9.01   <u>Books and Records</u>. The books and records of the Company will be kept at the principal place of business of the Company. Such books and records will be kept on the basis of a calendar year and will reflect all Company transactions and be appropriate and adequate for conducting the Company's business. The Manager will cause the financial position of the Company to be recorded in accordance with generally accepted accounting principles; *provided* that the Manager may, in its sole and absolute discretion, elect to use the accounting methods followed for federal income tax purposes. The Company will update pro forma financials and update the current actual return generated for each Property on an annual basis and provide such information to the Members as it becomes available. All decisions as to accounting matters, except as otherwise specifically set forth in this Agreement, shall be made by the Manager. The Company shall engage a licensed accountant to prepare and file all required tax returns for the Company, at the Company's expense. The Manager may cause the Company to request extensions to the due date for filing any of its tax returns. At any time from and after the formation of the Company, subject to standards as the Manager may establish in its sole and absolute discretion, the Company may provide or make available to Members, or to any Member, such reports and other information about the Company's financial position with respect to the most recently completed fiscal year, and such other reports and information as the Manager may determine in each case in its sole and absolute discretion. No Member shall be entitled to inspect, receive copies or summaries of, or make extracts from, any books and records of the Company except as the Manager may in its sole and absolute discretion permit.

9.02   <u>Bank Accounts</u>. All funds of the Company will be deposited in its name in an account or accounts maintained with such bank or banks selected by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. Checks shall be drawn upon the Company account or accounts only for the purposes of the Company. The Manager has sole signature authority.

9.03   <u>Preservation of Records</u>. For the term of the Company and for a period of six (6) years thereafter or until the statute of limitations for tax matters is closed, the Members must maintain and preserve all books of account and other relevant documents.

9.04   <u>Tax Elections</u>. No election may be made by any Member for the Company to be excluded from the application of the provisions of Subchapter K of the Code. All other elections required or permitted to be made by the Company under the Code will be made as determined by the Manager in its sole discretion. Each of the Members must, upon request, supply the information necessary, if any, to properly give effect to any such election.

9.05   <u>Tax Matters</u>.

(a)   The Members hereby intend and acknowledge that the Company be treated as a C corporation for federal and state income tax purposes.

(b)   The "Tax Matters Partner" of the Company, as defined in Section 6231(a)(7) of the Code ("*TMP*"), is Steve Chung; *provided* that if he ceases to be a Member, then a replacement TMP must be selected by holders of a majority of the Class A/Class B Voting Units. The TMP is specifically directed and authorized to take whatever steps the TMP deems necessary or desirable to perfect such designation. The TMP must at all times assure that each Member is a "notice partner" as defined in Section 6231(a)(8) of the Code with respect to the Company.

(c)   As the Tax Matters Partner, the TMP will give notice to all the Members within thirty (30) days after:

(i)   the receipt by the Company of notification from the IRS of its intent to conduct an audit of the Company;

(ii)   the receipt of final Company administrative adjustments pursuant to Section 6223 of the Code;

(iii)   any settlement by the TMP with the IRS or any settlement by any Member with the IRS of which the TMP receives notice;

(iv)   notice of the Company's filing of a petition for judicial review of any final Company administrative adjustment or an appeal of a judicial decision;

(v)   notice of the Company's decision not to file a petition for judicial review of any final Company administrative adjustment; and

(vi)   any other information required by Section 6223(g) of the Code.

10.   <u>Governing Law; Dispute Resolution; Mediation Preceding Mandatory Arbitration.</u>

     10.01   <u>Governing Law</u>. This Agreement is governed by and must be construed in accordance with the laws of the State of Wyoming. In particular, it must be construed to the maximum extent possible to comply with all of the terms and conditions of the Act.

     10.02   <u>Dispute Resolution; Mediation Preceding Mandatory Arbitration</u>. In the event of any dispute arising hereunder, and if the dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures before resorting to arbitration or some other dispute resolution procedure, which shall require the Manager's approval. If they do not reach such solution within a period of sixty (60) days, then, upon notice by either party to the other, all disputes, claims, questions, or differences shall be finally settled by arbitration administered by the American Arbitration Association in accordance with the provisions of its Commercial Arbitration Rules before a panel of three (3) arbitrators convened in Cheyenne, Wyoming. No third party beneficiaries of this paragraph are intended.

11.   <u>Miscellaneous</u>.

     11.01   <u>Complete Agreement</u>. This Agreement and the Certificate constitute the complete and exclusive statement of the agreement among the Members and replace and supersede all prior agreements by and among the Members or any of them with respect to the subject matter hereof. No representation, statement, or condition or warranty not contained in this Agreement or the Certificate is binding upon the Members or has any force or effect whatsoever.

     11.02   <u>Binding Effect</u>. Subject to the provisions of this Agreement relating to transferability, this Agreement is binding upon and inure to the benefit of the Members and their respective permitted successors and assigns.

     11.03   <u>Headings</u>. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

     11.04   <u>Severability</u>. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

     11.05   <u>Multiple Counterparts</u>. This Agreement may be executed in several counterparts, each of which is deemed an original, but all of which constitute one and the same instrument.

     11.06   <u>Additional Documents and Acts</u>. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.

11.07 <u>Confidentiality and Non-Disclosure</u>. Each Member shall keep confidential the existence of this Agreement, any discussions or disagreements relating thereto, and all reports and notices received pursuant to this Agreement as well as any other information provided to such Member by the Manager or the Company with respect to the operation of the Company or the Manager (including without limitation any other entities controlled by or under common control with the Manager) that is not otherwise publicly available or required to be disclosed by applicable law, regulation, regulatory proceeding or legal process; *provided* that such Member may disclose such reports and notices to its financial and legal advisors who have a need to know such information in the performance of such advisor's work for such Member so long as they agree to keep such reports and notices confidential. Notwithstanding anything in this Agreement to the contrary, to comply with U.S. Treas. Reg. § 1.6011-4(b)(3)(i), each Member (and any employee, representative or other agent of such Member) may disclose to any and all persons, without any limitation, the U.S. federal income tax treatment and tax structure of, and tax strategies relating to, the Company or any transactions undertaken by the Company, it being understood and agreed that, for this purpose, except as necessary to avoid "confidential transaction" treatment (within the meaning of U.S. Treas. Reg. § 1.6011-4(b)), (1) the name of, or any other identifying information regarding (a) the Company or any existing or future member (or any affiliate thereof) of the Company, or (b) any investment or transaction entered into by the Company; (2) any performance information relating to the Company or its investments; and (3) any performance or other information relating to previous funds or investments sponsored by the Manager, does not constitute such tax treatment, tax structure information or tax strategies.

11.08 <u>Remedies</u>. Each Member acknowledges and agrees that any breach of the provisions of Section 11.07 of this Agreement is likely to result in irreparable injury to the Company and its Manager, or their respective members, shareholders, partners, officers, affiliates, employees and agents, and that the remedy at law alone will be an inadequate remedy for such breach, and that in addition to any other remedy they may have, the Company and its Manager, or their respective members, shareholders, partners, officers, affiliates, employees and agents shall be entitled to specific performance of Section 11.07 of this Agreement by such Member and to seek both temporary and permanent injunctive relief (to the extent permitted by law) without bond and without liability should such relief be denied, modified or vacated. Neither the right to obtain such relief nor the obtaining of such relief shall be exclusive or preclude the Company and its Manager or their respective members, shareholders, partners, officers, affiliates, employees and agents from any other remedy.

11.09 <u>No Third Party Beneficiary</u>. This Agreement is made solely and specifically among and for the benefit of the parties hereto and their respective heirs and assigns and no other persons have any rights, interest or claims hereunder or are entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

11.10 <u>Notices</u>. All notices or other communication given or made under this Agreement must be in writing and either delivered in Person, mailed, or transmitted by way of facsimile or electronic mail to the address set forth next to each Member's name on Schedule "A" hereto. Mailed notices or other communication must be mailed by regular mail, postage prepaid, to any Member at the address set out for such Member at the end of this Agreement or to such address as the Member may have specified to the Company in a written notice conforming to this Section. Notices or other

1000897v.1

communication transmitted by way of facsimile or electronic mail must be delivered to the telecopy number or electronic mail address, if any, set out for such Member at the end of this Agreement or to such number or address as the Member may have specified to the Company in a written notice conforming to this Section 11.10. If mailed, such notice is deemed to be delivered two (2) calendar days (not including Sundays or legal holidays) after being deposited in the United States mail, addressed to the Member at the address as it appears on the books of the Company, with postage thereon prepaid. If transmitted by way of facsimile or electronic mail, such notice is deemed to be delivered on the date of such transmission to the telecopy number or electronic mail address, if any, for the respective Member which has been supplied by such Member to the Company and identified as such Member's number or address, with confirmation of receipt.

       11.11   Amendments.

       (a)   All amendments to this Agreement must be in writing and signed by Members holding at least a majority of the Class A/Class B Voting Units; *provided, however*, to the extent that an amendment would materially adversely affect the rights of the holders of the Class A/Class B Voting Units, the Manager must first obtain the written consent of Members holding at least two-thirds of the Class A/Class B Voting Units. Promptly following the execution of any amendment, the Company shall provide a statement describing such amendment to the Class A/Class B Voting Members. If the Company requires an opinion of legal counsel with respect to any proposed amendment, such cost will be borne by the party seeking the amendment. If the Company requests any amendment of this Agreement in furtherance of the rights and interests of the Members, such cost will be payable as an expense of the Company.

       (b)   Notwithstanding the above, the Manager may amend this Agreement without the consent of any Members to cure any ambiguity, to correct or supplement any provisions therein which may be inconsistent with any other provisions therein or to correct any error, or to modify, eliminate or add any provision to provide for or relating to a book entry registration system for the Class A/Class B Voting Units.

IN WITNESS WHEREOF, the said parties have hereunto set their hands and seals effective as of the date first above written.

<u>COMPANY</u>:

HEALTHEREUM, LLC

By: STEVE CHUNG, its Manager

By: _____

31

INITIAL MEMBERS:



By: _____

Steve Chung



By: _____

Prasad Kothapalli

32

ADMISSION AGREEMENT

This Admission Agreement (the "*Agreement*") is made and entered into effective as of the _____ day of _____, 20__, by and between Healthereum, LLC, a Wyoming limited liability company (the "*Company*"), and _____ ("*Additional Member*").

RECITALS

WHEREAS, Additional Member has determined that it would be in Additional Member's best interest to become a Member of the Company; and

WHEREAS, the Class A/Class B Voting Members, by unanimous consent under the Limited Liability Company Operating Agreement of the Company dated as of February 17, 2019 (the "*LLC Agreement*") (attached hereto as Exhibit "A"), and the Manager, have found Additional Member acceptable and have agreed to allow Additional Member to become a Member of the Company.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby covenant and agree as follows:

1.   <u>Defined Terms</u>. The terms used in this Agreement, with their initial letters capitalized, unless the context thereof otherwise requires, have the meanings specified in the LLC Agreement. The singular includes the plural and the masculine gender includes the feminine and neuter, and vice versa, as the context requires.

2.   <u>Acceptance of LLC Agreement</u>. Additional Member hereby acknowledges that Additional Member has read and understands the provisions of the LLC Agreement, and Additional Member agrees to perform all obligations applicable to Additional Member set forth in the LLC Agreement and to accept and be bound by all of the terms and conditions of the LLC Agreement which are incorporated by reference into the Agreement as if fully set forth herein.

3.   <u>Capital Contribution</u>. Additional Member must make a Capital Contribution of _____ Dollars ($_____) on the date of execution of this Agreement in a manner specified by the Manager.

4.   <u>Interest</u>. For Additional Member's Capital Contribution, or as transferee of another Member, as the case may be, Additional Member will receive _____ Units in the Company.

5.   <u>Power of Attorney</u>. Additional Member acknowledges and agrees that by executing this Admission Agreement, Additional Member constitutes and appoints the Manager of the Company as Additional Member's true and lawful Attorney-in-Fact, as set forth in full in Section 4.14 of the LLC Agreement.

6.   Amendment. All amendments to this Agreement must be in writing and signed by Additional Member and the Company.

    IN WITNESS WHEREOF, the Company and Additional Member have executed this Admission Agreement, under seal, on the date set forth below their signatures.

COMPANY:

COMPANY:
HEALTHEREUM, LLC

By: _____, its Manager

By: _____

ADDITIONAL MEMBER:

Signature of Additional Member: _____

Print name:

Title (if Additional Member is a corporation, partnership, limited liability company or other entity):   _____

Date: _____

Signature of Additional Member (if joint):   _____

Print name (if joint):   _____

Business or Residence Address: _____

  _____

  _____

Telephone number: _____

Facsimile: _____

Email address: _____

SCHEDULE B

Total Capital Unit = 1,000,000,000	Class A Unit	Class B Unit	Preferred	HLTH
Voting	1 for 1 share	10 for 1 share	No voting	No voting
Authorized	400,000,000	200,000,000	200,000,000	200,000,000
Outstanding	97,800,000	1,000,000	0	7,700,000
Steve Chung	49,900,000	510,000		4,100,000
Prasad Kothapalli	47,900,000	490,000		3,600,000

*Capital Contributions for Units to be issued and not included in Schedule B.

$52,000 for Class A Units

$140,094 for HLTH (SAFT)